FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
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Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding interim results for the six months ended June 30, 2016 of Huaneng Power International, Inc. (the Registrant”).

CONTENTS

2	Interim Results

2	Business Review for the First Half of the Year

3	Prospects for the Second Half of 2016

4	Management’s Discussion and Analysis (Prepared Under IFRS)

16	Share Capital Structure

16	Purchase, Sale or Redemption of Shares

17	Major Shareholding Structure

17	Directors’ and Supervisors’ Right to Purchase Shares

18	Public Float

18	Dividends

18	Disclosure of Material Event(s)

18	Corporate Governance

31	Review by the Audit Committee

31	Legal Proceedings

31	Documents for Inspection

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

33	Condensed Consolidated Interim Statement of Financial Position (Unaudited)

35	Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

37	Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

39	Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

40	Notes to the Unaudited Condensed Consolidated Interim Financial Information

74	Financial Statements Reconciliation between PRC GAAP and IFRS

INTERIM RESULTS

The Board of Directors of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2016 and a comparison with the operating results for the same period of last year. For the six months ended 30 June 2016, the Company and its subsidiaries recorded consolidated operating revenue of RMB52.924 billion, representing a decrease of 18.96% compared to the same period of last year. The net profit attributable to equity holders of the Company was RMB6.177 billion, representing a decrease of 30.99% compared to the same period of last year. The earnings per share was RMB0.41.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2016, facing the external structural changes in the State’s economy and the continued reform of the power sector, the Company focused on promoting the quality and efficiency enhancement and upgrading, proactively responding to and participating in the market competition, striving to expand the market, and exercising strict control in costs and expenditure. All the work has achieved comparatively good results, which laid a solid foundation for the completion of the annual target.

1.	POWER GENERATION

In the first half of this year, the power plants of the Company in operation within China achieved a total power generation of 146.080 billion kWh, representing an decrease of 8.60% from the same period of last year, as well as an electricity sold of 138.075 billion kWh, a decrease of 8.35% from the same period of last year, and 1,839 utilization hours, representing a decrease of 262 hours compared to the same period in the previous year.

The decrease in the power generation was primarily attributable to the following major reasons: 1) the power consumption level of nationwide generally experienced slow growth and the utilization hour decreased; 2) trans-regional power transmission increased significantly, reducing the power generation market of thermal power generating units in Henan, Chongqing, and the southeast coastal regions such as Shanghai, Jiangsu, Zhejiang and Guangdong. The Company has a relatively high percentage of thermal power generating units in these regions and thereby was greatly affected; 3) Due to heavy rainfall in the first half of the year, the hydropower generation reduced the power generation market of thermal power in cities of central and eastern China; and 4) the output from the thermal power generation units in below mentioned areas are affected by the 2016 release of the 2015 new capacity of the new nuclear power plants in Liaoning, Guangdong and Fujian combined with the 2016 commencement of new nuclear power plants in Guangdong and Guangxi.

In addition, the accumulated power generation of Tuas Power Limited in Singapore, which is wholly owned by the Company, accounted for a market share of 21.6%, representing a decrease of 0.8 percentage point compared to the same period last year.

2.	COST CONTROL

In the first half of the year, with orderly progress of China’s coal supply-side structural reform, the production limitation and reduction policy has been strictly implemented in major coal producing areas. The government intensified the inspection on illegal coal mines and closure and suspension of mines. The prices of coal in both coal producing areas and at ports were on the rise, and coal supply and demand became a bit tight. However, the Company fully analysed the market, reinforced and deepened its cooperation with large-sale coal companies, highlighted the bids and price comparison for open-market coal, and at the same time improved coal importation, thereby effectively controlling fuel costs.

3.	ENERGY CONSERVATION AND ENVIRONMENTAL PROTECTION

The Company attaches great importance to energy conservation and environmental protection. To date, all of the coal-fired generating units of the Company have been equipped with desulphurization, denitrification and dust emission devices, with all indicators meeting the environmental protection requirements. At the same time, the Company proposes to implement ultra-low emission reform to generation units in certain areas according to schedule. In the first half of 2016, the Company has completed renovation of 20 generation units, achieving a total of 54 generation units of the Company that meet the standard for ultra-low emission, accounting for 44.3% of units to be renovated in total.

4.	PROJECT DEVELOPMENT AND CONSTRUCTION

In the first half of 2016, the Company’s power plants progressed smoothly and the Company’s projects having commenced operation reached a total capacity of 240MW, including the Hubei Yingcheng Cogeneration Unit No. 1 (50MW), the Jiangsu Nanjing Cogeneration Unit No. 1 (50MW), the 25 wind power units with a total capacity of 50MW of Jiangsu Tongshan Wind Farm, the 25 wind power units with a total capacity of 50MW of Anhui Huaining Shijing Wind Farm, the 10MW photovoltaic power units of Liaoning Yingkou Cogeneration, the 10MW photovoltaic power units of Liaoning Dandong Power and the 20MW photovoltaic power units of Hebei Kangbao Xitan Photovoltaic. As of 30 June 2016, the Company had a controlled generation capacity of 82,571 MW and an equity-based generation capacity of 75,403 MW. The proportion of clean energy (gas turbine, hydro-power, wind power and photovoltaic power) reached 12.87%.

PROSPECTS FOR THE SECOND HALF OF 2016

Based on the development of the economy, the features of new normal in China’s economy are more obvious. In general, China’s positive economic fundamentals and long-term trajectory remain unchanged. What also remain unchanged is the basic fact that China’s economy possesses strong resilience, great potential and ample room for maneuver; the strong support and conditions favorable for continued growth; and the forward movement of the country’s economic restructuring and upgrading. The economic performance is generally stable. The fundamentals of Chinese economy and the overall financial market also remain stable. The supply-side structural reform achieved new progress. However, the transition from traditional to new engines will still take time. Much work is still required to ensure the realization of the annual growth target.

In terms of the power market, China’s power market reform continues to grow steadily. In the second half of the year, the economic growth and growth of electricity demand will remain stable, newly installed power generation will maintain a large scale, and there will be a surplus in the capacity of overall national electricity supply. The Company will reinforce communication and coordination with all levels of governments and the grid companies, actively participate in electricity reforms, place more effort to analyse the market situation, seize market opportunities, and maintain and expand market shares.

In terms of the coal market, with further progress in supply-side structural reform, the seasonal demand of coal will soar up in the second half of this year. The coal supply will be comparatively tight with continued upward condition. However, with rising prices, some small and medium mines will have more momentum to restore production, coal supply will increase, and coal supply and demand will reach a new equilibrium. The Company will increase market analysis, reinforce cooperation with large-scale coal companies, actively explore new supply channels, strengthen coal price benchmarking with peers, and strictly control fuel costs.

In terms of the fund market, effective on 1 March 2016, the central bank lowered its reserve requirement ratio for financial institutions by 0.5 percentage point, and has flexibly used monetary policy tools for open market operations on a number of occasions, keeping liquidity in capital market, thus providing a relatively loose monetary policy environment for economic growth. It is anticipated that the stable monetary policy will remain in the second half of the year, and preset tuning control will be timely conducted. This will lead to a steady and moderate growth of monetary credit and social financing scale. Accordingly, there will be adequate supply of funds in the overall market, which will create a conductive environment for the Company to optimize the debt structure and effectively control corporate financing costs.

The Company will continue to focus on safety production, quality and efficiency, accelerate structural adjustment of power supply, and strive to improve its operation efficiency, proactively participate in the reform of power system and cope with market changes, and persistently create a long-term, stable and growing return to shareholders of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED UNDER IFRS)

I.	COMPARISON AND ANALYSIS OF OPERATING RESULTS

Summary

According to the preliminary statistics of the Company, for the second quarter of 2016, the Company’s total power generation by the power plants within China on consolidated basis amounted to 69.220 billion kWh, representing a decrease of 10.43% over the same period last year. Total electricity sold by the Company amounted to 65.351 billion kWh, representing a decrease of 10.06% over the same period last year. In the first half of 2016, the Company’s total power generation by the power plants within China on consolidated basis amounted to 146.080 billion kWh, representing a decrease of 8.60% over the same period last year. Total electricity sold by the Company amounted to 138.075 billion kWh, representing a decrease of 8.35% over the same period last year. In the first half of 2016, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB394.46 per MWh, representing a decrease of 12.37% over the same period last year.

The decrease in the Company’s power generation in the first half of the year was mainly attributable to the following factors: (1) the nationwide low growth in power consumption and a decrease in utilization hours; (2) the substantial increase of cross-regional power transmission squeezed the generation potential of the coal-fired power generators in Henan, Chongqing and the southeast coastal areas (e.g. Shanghai, Jiangsu, Zhejiang and Guangdong), which accounted for a relatively high proportion in the Company’s total power generation capacities; (3) due to heavy rainfall in the first half of the year, the power generation of nationwide large-scale hydro-power plants increased by 16.7% compared to the same period of last year, which reduced the output of coal-fired power plants located in the central and eastern China; (4) the newly installed capacity in Guangdong and Guangxi in 2016, combined with the commencement of operations of new nuclear power generators in Liaoning, Guangdong and Fujian installed in 2015, had a negative impact on the output of coal-fired power units in these regions.

The power generation (in billion kWh) by each of the Company’s domestic power plants is listed below:

	Power generation				Electricity sold
Domestic Power Plant	April to June 2016	Change	January to June 2016	Change	April to June 2016	Change	January to June 2016	Change

Liaoning Province	3.767	-10.10%	8.909	-4.38%	3.533	-10.19%	8.372	-4.34%
Coal-fired	3.643	-10.90%	8.729	-4.47%	3.410	-11.04%	8.193	-4.44%
Dalian	0.941	-12.62%	2.709	-3.40%	0.880	-12.92%	2.548	-3.44%
Dandong	0.420	-12.61%	1.421	-4.36%	0.394	-13.18%	1.351	-4.44%
Yingkou	1.777	-11.78%	3.129	-8.10%	1.660	-11.85%	2.912	-8.18%
Yingkou Co-generation	0.506	-2.31%	1.470	1.86%	0.476	-1.98%	1.381	2.41%
Wind-power	0.105	7.23%	0.154	-6.60%	0.105	7.43%	0.153	-6.47%
Wafangdian Wind Power	0.027	-9.58%	0.045	-17.23%	0.027	-9.10%	0.044	-16.83%
Changtu Wind Power	0.078	14.61%	0.109	-1.43%	0.078	14.63%	0.109	-1.45%
Hydro-power	0.016	383.45%	0.024	61.04%	0.016	385.19%	0.023	62.44%
Suzihe Hydropower	0.016	383.45%	0.024	61.04%	0.016	385.19%	0.023	62.44%
PV	0.0029	–	0.0029	–	0.0026	–	0.0026	–
Dandong PV	0.0028	–	0.0028	–	0.0025	–	0.0025	–
Yingkou Co-generation PV	0.0001	–	0.0001	–	0.0001	–	0.0001	–
Inner Mongolia	0.072	10.12%	0.119	6.81%	0.071	10.11%	0.118	6.79%
Wind-power	0.072	10.12%	0.119	6.81%	0.071	10.11%	0.118	6.79%
Huade Wind Power	0.072	10.12%	0.119	6.81%	0.071	10.11%	0.118	6.79%
Hebei Province	3.622	-3.06%	6.609	2.32%	3.408	-2.52%	6.232	3.14%
Coal-fired	3.584	-3.39%	6.542	2.00%	3.372	-2.85%	6.169	2.82%
Shang’an	3.584	-3.39%	6.542	2.00%	3.372	-2.85%	6.169	2.82%
Wind-power	0.038	42.16%	0.067	47.00%	0.036	42.41%	0.063	47.94%
Kangbao Wind Power	0.038	42.16%	0.067	47.00%	0.036	42.41%	0.063	47.94%
PV	0.0003	–	0.0003	–	–	–	–	–
Kangbao PV	0.0003	–	0.0003	–	–	–	–	–
Gansu Province	2.439	55.01%	5.094	40.15%	2.319	54.06%	4.866	40.40%
Coal-fired	2.096	63.81%	4.408	43.97%	1.988	62.52%	4.208	44.30%
Pingliang	2.096	63.81%	4.408	43.97%	1.988	62.52%	4.208	44.30%
Wind-power	0.343	16.72%	0.686	19.72%	0.331	17.35%	0.658	19.67%
Jiuquan Wind Power	0.119	-27.55%	0.224	-31.50%	0.114	-26.26%	0.215	-30.02%
Jiuquan II Wind Power	0.121	-6.95%	0.250	1.31%	0.117	-7.84%	0.242	-0.41%
Yumen Wind Power	0.047	–	0.097	–	0.045	–	0.093	–
Yigang Wind Power	0.057	–	0.115	–	0.055	–	0.108	–
Beijing	1.365	-9.13%	3.813	0.53%	1.280	-7.97%	3.540	0.89%
Coal-fired	0.505	-36.04%	1.702	-11.73%	0.437	-36.96%	1.478	-12.30%
Beijing Co-generation (Coal-fired)	0.505	-36.04%	1.702	-11.73%	0.437	-36.96%	1.478	-12.30%
Combined Cycle	0.860	20.65%	2.111	13.22%	0.843	20.79%	2.062	13.08%
Beijing Co-generation (Combined Cycle)	0.860	20.65%	2.111	13.22%	0.843	20.79%	2.062	13.08%
Tianjian	1.118	-36.78%	3.304	-8.34%	1.055	-37.11%	3.112	-8.17%
Coal-fired	0.832	-31.38%	2.489	-16.19%	0.776	-31.63%	2.318	-16.35%
Yangliuqing	0.832	-31.38%	2.489	-16.19%	0.776	-31.63%	2.318	-16.35%
Combined Cycle	0.286	-48.56%	0.815	28.39%	0.279	-48.59%	0.795	28.43%
Lingang Combined Cycle	0.286	-48.56%	0.815	28.39%	0.279	-48.59%	0.795	28.43%

	Power generation				Electricity sold
Domestic Power Plant	April to June 2016	Change	January to June 2016	Change	April to June 2016	Change	January to June 2016	Change

Shanxi Province	3.095	2.61%	6.019	28.92%	2.898	2.76%	5.664	29.81%
Coal-fired	2.838	-5.92%	4.525	-3.08%	2.648	-6.09%	4.213	-3.44%
Yushe	0.860	-14.25%	1.356	-12.56%	0.793	-14.13%	1.252	-12.65%
Zuoquan	1.978	-1.76%	3.169	1.63%	1.856	-2.17%	2.962	1.07%
Combined Cycle	0.257	–	1.494	–	0.249	–	1.451	–
Dongshan Combined Cycle	0.257	–	1.494	–	0.249	–	1.451	–
Shandong Province	10.504	7.72%	19.504	-1.70%	9.912	7.73%	18.364	-1.77%
Coal-fired	10.504	7.72%	19.504	-1.70%	9.912	7.73%	18.364	-1.77%
Dezhou	3.890	19.48%	6.716	-1.10%	3.655	19.74%	6.290	-1.14%
Jining	0.940	-7.57%	2.027	-11.65%	0.865	-8.92%	1.871	-12.69%
Xindian	0.777	15.28%	1.564	3.75%	0.728	16.06%	1.462	3.85%
Weihai	2.447	-17.68%	4.598	-12.36%	2.343	-17.47%	4.389	-12.22%
Rizhao Phase II	2.055	34.36%	3.856	14.98%	1.957	34.56%	3.671	15.17%
Zhanhua Co-generation	0.395	30.78%	0.744	14.48%	0.364	30.90%	0.682	14.58%
Henan Province	4.210	-8.69%	8.950	-1.89%	3.980	-4.38%	8.462	0.40%
Coal-fired	4.210	-8.69%	8.950	-1.89%	3.980	-4.38%	8.462	0.40%
Qinbei	3.831	-8.34%	7.852	-9.65%	3.626	-7.76%	7.439	-9.25%
Luoyang Co-generation	0.379	-12.14%	1.098	154.51%	0.354	53.15%	1.023	342.75%
Jiangsu Province	9.580	-5.77%	19.571	-7.06%	9.093	-6.16%	18.610	-7.27%
Coal-fired	8.809	-2.34%	18.008	-5.94%	8.335	-2.68%	17.080	-6.13%
Nantong	1.386	-13.00%	2.849	-17.57%	1.309	-13.75%	2.703	-18.06%
Nanjing	0.674	18.60%	1.518	2.52%	0.634	17.91%	1.430	1.99%
Taicang	2.600	-10.00%	4.760	-10.81%	2.463	-10.22%	4.517	-11.01%
Huaiyin	1.207	-21.83%	2.594	-20.63%	1.142	-21.96%	2.461	-20.51%
Jinling (Coal-fired)	2.711	20.74%	5.852	12.28%	2.591	21.03%	5.594	12.57%
Suzhou Thermal Power	0.182	1.56%	0.386	-1.46%	0.159	-1.02%	0.337	-3.94%
Nanjing Co-generation	0.048	–	0.048	–	0.037	–	0.037	–
Combined Cycle	0.647	-37.21%	1.282	-23.86%	0.635	-37.08%	1.259	-23.66%
Jinling (Combined Cycle)	0.311	-49.34%	0.597	-38.65%	0.304	-49.26%	0.584	-38.54%
Jinling Combined Cycle Co-generation	0.336	-19.38%	0.685	-3.61%	0.331	-19.31%	0.675	-3.45%
Wind-power	0.125	6.43%	0.281	23.21%	0.122	6.30%	0.270	20.45%
Qidong Wind Power	0.080	-10.55%	0.197	11.23%	0.079	-10.64%	0.194	11.35%
Rudong Wind Power	0.017	-36.39%	0.048	-6.84%	0.017	-36.31%	0.047	-6.58%
Tongshan Wind Power	0.027	–	0.037	–	0.026	–	0.029	–
Shanghai	4.160	-10.08%	9.016	-8.70%	3.943	-10.27%	8.558	-8.82%
Coal-fired	3.709	-6.10%	8.211	-6.50%	3.502	-6.21%	7.771	-6.58%
Shidongkou First	1.158	3.83%	2.510	0.58%	1.085	4.09%	2.354	0.95%
Shidongkou Second	1.479	0.44%	2.689	-13.67%	1.405	0.51%	2.554	-13.89%
Shidongkou Power	1.072	-21.30%	3.011	-5.04%	1.013	-21.77%	2.862	-5.20%
Combined Cycle	0.451	-33.32%	0.805	-26.32%	0.441	-33.21%	0.787	-26.26%
Shanghai Combined Cycle	0.451	-33.32%	0.805	-26.32%	0.441	-33.21%	0.787	-26.26%
Chongqing	1.655	-30.29%	4.281	-26.78%	1.528	-30.45%	3.969	-26.71%
Coal-fired	1.442	-32.22%	3.660	-33.84%	1.321	-32.48%	3.364	-34.14%
Luohuang	1.442	-32.22%	3.660	-33.84%	1.321	-32.48%	3.364	-34.14%

	Power generation				Electricity sold
Domestic Power Plant	April to June 2016	Change	January to June 2016	Change	April to June 2016	Change	January to June 2016	Change

Combined Cycle	0.213	-13.64%	0.621	97.04%	0.207	-13.89%	0.604	97.15%
Liangjiang Combined Cycle	0.213	-13.64%	0.621	97.04%	0.207	-13.89%	0.604	97.15%
Zhejiang Province	5.059	-23.23%	11.122	-13.84%	4.851	-23.03%	10.662	-13.65%
Coal-fired	5.007	-23.09%	10.977	-14.42%	4.800	-22.88%	10.521	-14.24%
Yuhuan	3.844	-21.74%	8.374	-16.39%	3.687	-21.50%	8.026	-16.25%
Changxing	1.162	-27.25%	2.603	-7.41%	1.113	-27.12%	2.494	-7.04%
Combined Cycle	0.050	-36.20%	0.140	79.94%	0.049	-36.12%	0.137	79.93%
Tongxiang Combined Cycle	0.050	-36.20%	0.140	79.94%	0.049	-36.12%	0.137	79.93%
PV	0.0028	1.36%	0.0045	20.23%	0.0028	5.36%	0.0044	18.13%
Changxing PV	0.0028	1.36%	0.0045	20.23%	0.0028	5.36%	0.0044	18.13%
Hubei Province	2.087	2.75%	5.964	7.08%	1.952	3.16%	5.604	8.76%
Coal-fired	1.947	-0.95%	5.761	5.07%	1.816	-1.13%	5.408	6.50%
Wuhan	1.269	-26.34%	4.142	-0.48%	1.175	-26.86%	3.867	-0.86%
Jingmen Thermal Power	0.456	298.47%	1.124	51.24%	0.434	299.47%	1.071	51.67%
Yingcheng Thermal Power	0.222	73.02%	0.496	-14.32%	0.208	70.36%	0.470	-0.26%
Wind-power	0.028	–	0.058	–	0.027	–	0.057	–
Jieshan Wind Power	0.028	–	0.058	–	0.027	–	0.057	–
Hydro-power	0.112	97.49%	0.145	85.48%	0.108	96.89%	0.140	85.24%
Enshi Maweigou Hydropower	0.070	249.98%	0.085	201.39%	0.068	254.56%	0.082	205.85%
Dalongtan Hydropower	0.042	13.73%	0.059	19.47%	0.041	13.18%	0.058	18.97%
Hunan Province	1.134	-27.45%	3.105	-30.23%	1.058	-27.49%	2.919	-30.14%
Coal-fired	0.876	-35.92%	2.616	-36.63%	0.803	-36.77%	2.437	-37.00%
Yueyang	0.876	-35.92%	2.616	-36.63%	0.803	-36.77%	2.437	-37.00%
Wind-power	0.151	56.88%	0.274	63.62%	0.149	65.13%	0.272	70.47%
Subaoding Wind Power	0.089	-7.82%	0.160	-4.47%	0.088	-3.13%	0.158	-0.60%
Guidong Wind Power	0.062	–	0.114	–	0.062	–	0.113	–
Hydro-power	0.108	6.72%	0.214	39.36%	0.106	6.72%	0.210	39.51%
Xiangqi Hydropower	0.108	6.72%	0.214	39.36%	0.106	6.72%	0.210	39.51%
Jiangxi Province	3.291	4.80%	7.580	13.27%	3.126	10.66%	7.226	16.17%
Coal-fired	3.270	4.70%	7.530	13.30%	3.105	10.59%	7.177	16.22%
Jinggangshan	1.466	-32.06%	3.495	-26.39%	1.393	-32.34%	3.333	-26.58%
Ruijin	0.614	-19.10%	1.450	-14.28%	0.573	-20.22%	1.367	-14.82%
Anyuan	1.191	474%	2.586	1,146%	1.139	3,561%	2.477	7,860%
Wind-power	0.021	22.63%	0.050	9.05%	0.021	22.28%	0.049	9.08%
Jianggongling Wind Power	0.021	22.63%	0.050	9.05%	0.021	22.28%	0.049	9.08%
Anhui Province	1.189	-19.72%	2.809	-13.92%	1.117	-20.67%	2.663	-14.40%
Coal-fired	1.113	-21.99%	2.711	-14.96%	1.058	-21.84%	2.583	-14.94%
Chaohu Power	1.113	-21.99%	2.711	-14.96%	1.058	-21.84%	2.583	-14.94%
Wind power	0.017	–	0.017	–	–	–	–	–
Huaining Wind Power	0.017	–	0.017	–	–	–	–	–
Hydro-power	0.059	8.13%	0.081	7.65%	0.059	8.40%	0.080	7.74%
Hualiangting Hydropower	0.059	8.13%	0.081	7.65%	0.059	8.40%	0.080	7.74%

	Power generation				Electricity sold
Domestic Power Plant	April to June 2016	Change	January to June 2016	Change	April to June 2016	Change	January to June 2016	Change

Fujian Province	1.784	-39.18%	3.391	-43.70%	1.678	-39.75%	3.193	-44.26%
Coal-fired	1.784	-39.18%	3.391	-43.70%	1.678	-39.75%	3.193	-44.26%
Fuzhou	1.784	-39.18%	3.391	-43.70%	1.678	-39.75%	3.193	-44.26%
Guangdong Province	4.013	-29.73%	7.853	-32.70%	3.829	-29.84%	7.508	-32.89%
Coal-fired	4.013	-29.73%	7.853	-32.70%	3.829	-29.84%	7.508	-32.89%
Shantou Coal-fired	1.199	-15.11%	1.879	-26.75%	1.139	-14.84%	1.787	-26.73%
Haimen	1.185	-57.80%	2.724	-44.12%	1.120	-58.21%	2.582	-44.46%
Haimen Power	1.629	9.30%	3.250	-23.15%	1.570	8.97%	3.139	-23.42%
Yunnan Province	1.168	-32.49%	2.105	-35.80%	1.081	-32.52%	1.945	-35.80%
Coal-fired	1.099	-35.24%	1.949	-39.14%	1.011	-35.61%	1.791	-39.37%
Diandong Energy	0.832	-27.81%	1.681	-18.37%	0.764	-28.55%	1.544	-18.86%
Yuwan Energy	0.268	-50.93%	0.268	-76.57%	0.247	-50.70%	0.247	-76.51%
Wind-power	0.069	106.79%	0.157	101.14%	0.070	119.21%	0.154	104.20%
Fuyuan Wind Power	0.069	106.79%	0.157	101.14%	0.070	119.21%	0.154	104.20%
Guizhou Province	0.014	–	0.024	–	0.014	–	0.017	–
Wind-power	0.014	–	0.024	–	0.014	–	0.017	–
Panxian Wind Power	0.014	–	0.024	–	0.014	–	0.017	–
Hainan Province	3.892	-17.50%	6.939	-19.68%	3.627	-17.56%	6.471	-19.86%
Coal-fired	3.851	-15.39%	6.846	-18.30%	3.588	-15.32%	6.382	-18.41%
Haikou	1.552	-19.64%	2.782	-17.47%	1.418	-19.96%	2.540	-18.06%
Dongfang	2.299	-12.25%	4.064	-18.86%	2.170	-11.99%	3.842	-18.64%
Combined Cycle	0.021	-80.69%	0.040	-74.96%	0.020	-81.35%	0.037	-75.77%
Nanshan Combined Cycle	0.021	-80.69%	0.040	-74.96%	0.020	-81.35%	0.037	-75.77%
Wind-power	0.018	-30.59%	0.046	-16.12%	0.017	-31.10%	0.045	-16.49%
Wenchang Wind Power	0.018	-30.59%	0.046	-16.12%	0.017	-31.10%	0.045	-16.49%
Hydro-power	0.002	-92.32%	0.008	-82.85%	0.002	-93.31%	0.008	-83.91%
Gezhen Hydropower	0.002	-92.32%	0.008	-82.85%	0.002	-93.31%	0.008	-83.91%

Total	69.220	-10.43%	146.080	-8.60%	65.351	-10.06%	138.075	-8.35%

For the second quarter of 2016, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.4% in Singapore, representing a decrease of 1.4 percentage points compared to the same period of last year. In the first half of 2016, the accumulated power generation accounted for a market share of 21.6%, representing a decrease of 0.8 percentage point compared to the same period last year.

The Company experienced a decrease of 18.96% in operating revenue for the first half of 2016 over the same period of last year. The operating costs of the Company for the first half of 2016 decreased by 15.80% compared to the same period last year due to reduced fuel costs within China. The net profit attributable to the shareholders of the Company for the first half of 2016 was RMB6.177 billion, representing a decrease of 30.99% over RMB8.951 billion for the same period of last year. The net profit attributable to the shareholders of the Company from domestic operations of the Company was RMB6.391 billion, representing a 29.15% decrease over the same period of last year. The decrease was mainly due to decreased on-grid tariff for coal-fired generation units adjusted by the NDRC, reduced domestic power generation of the Company, and increased market power transaction volume nationwide. The net loss attributable to the shareholders of the Company from its operations in Singapore was RMB214 million, representing an increase of RMB144 million over the same period of last year. This was mainly because of over supply in Singapore’s power and natural gas market as result of commenced operations of many generators during recent years, which led to continued reduction of local power tariff and significantly decreased profitability of the Company’s operations in Singapore.

1.	Operating revenue, and tax and levies on operations

Operating revenue mainly represents revenue from electricity sold. For the first half of 2016, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB52.924 billion, representing a 18.96% decrease over RMB65.305 billion for the same period of last year. The operating revenue from domestic operations of the Company decreased by approximately RMB11.221 billion over the same period last year, and operating revenue from new operating units was RMB2.219 billion.

The operating revenue from operations of the Company in Singapore decreased by RMB1.16 billion over the same period last year. The decrease is mainly because of the continued supply over demand in Singapore’s power and natural gas market, which led to continued reduction of local power tariff and decreased profitability of the Company’s operations in overseas market.

Tax and levies on operations mainly consist of value-added tax surcharges. According to relevant administrative regulations, these surcharges include the City Construction Tax and Education Tax which are calculated as a prescribed percentage of the amount of the value-added tax paid by the Company. For the first half of 2016, the tax and levies on operations of the Company were RMB457 million, representing a decrease of RMB154 million from RMB611 million for the same period last year.

2.	Operating expenses

For the first half of 2016, the total operating expenses of the Company and its subsidiaries were RMB39.729 billion, representing a decrease of 15.80% over the same period last year. The operating expenses from domestic operations of the Company decreased by RMB6.384 billion, or 15.19%, over the same period of last year, which was largely due to reduced domestic fuel costs. The operating expenses from operations of the Company in Singapore decreased by RMB1.07 billion, or 20.75%, over the same period last year, which was mainly due to decreased fuel costs resulting from reduced price of natural gas.

2.1	Fuel costs

Fuel costs represent the largest portion of the operating expenses of the Company and its subsidiaries, which were RMB23.165 billion for the first half of 2016, representing a decrease of 26.03% over the same period last year. The fuel costs from domestic operations of the Company decreased by RMB7.435 billion over the same period last year, which was largely due to reduced coal purchase prices. Fuel costs for new generation units were RMB1.078 billion, and the fuel costs of existing generation units decreased by RMB8.513 billion over the same period last year. The fuel costs from the Company’s operations in Singapore decreased by approximately RMB717 million over the same period last year, which was mainly due to decreased fuel costs resulting from reduced price of natural gas.

2.2	Depreciation

Depreciation expenses of the Company and its subsidiaries for the first half of 2016 were RMB7.420 billion, which represents an increase of RMB329 million over the same period last year, largely due to business expansion of the Company. The depreciation expenses for domestic operations of the Company increased by RMB326 million over the same period last year, and depreciation expenses for new generating units were RMB338 million. The depreciation expenses of its operations in Singapore increased by 3 million over the same period last year.

2.3	Labor

Labor costs include salaries payable to employees; housing funds, medical insurance, pension and unemployment insurance payable to relevant government authorities; and accrued training expenses. Labor costs of the Company and its subsidiaries amounted to RMB3.361 billion for the first half of 2016, representing an increase of RMB0.195 billion from RMB3.166 billion for the same period last year, including RMB45 million from operation of new generating units in China. The labor costs for the operations of the Company in Singapore increased by RMB1 million.

2.4	Maintenance

Maintenance expenses of the Company and its subsidiaries amounted to RMB1.629 billion for the first half of 2016, representing an increase of RMB62 million from RMB1.567 billion for the same period last year. The maintenance expenses for the new generating units of domestic operations of the Company was RMB80 million. The maintenance expenses for the Company’s operations in Singapore decreased by RMB10 million.

2.5	Other operating expenses (including electricity purchase costs and service fees payable to Huaneng International Power Development Corporation)

Other operating expenses (including electricity purchase costs and the services fees payable to Huaneng International Power Development Corporation) of the Company and its subsidiaries amounted to RMB4.154 billion for the first half of 2016, representing an increase of RMB0.112 billion from RMB4.042 billion for the first half of 2015.

3.	Financial expenses

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2016 amounted to RMB3.475 billion, representing a decrease of RMB0.455 billion from RMB3.930 billion for the same period of last year. The financial expenses of domestic new operating units were RMB226 million and the financial expenses of existing units decreased by RMB780 million. The decrease was primarily attributable to reduced RMB benchmark interest rate. The financial expenses of the Company’s operations in Singapore increased by RMB99 million.

4.	Share of profits less losses of associates and joint ventures

The share of profits less losses of associates and joint ventures of the Company and its subsidiaries for the first half of 2016 was RMB558 million, representing a decrease of RMB178 million from RMB736 million for the same period last year. This was mainly attributable to the decreased profit of the associates and joint ventures.

5.	Income tax expense

For the first half of 2016, the Company and its subsidiaries recorded a consolidated income tax expense of RMB2.414 billion, representing a decrease of RMB1.133 billion from RMB3.547 billion for the same period last year. The income tax expense of the domestic operations of the Company decreased by RMB1.103 billion over the same period last year mainly due to the reduced profit of domestic operations during the period. The income tax expense of the Company’s operations in Singapore decreased by RMB30 million over the same period last year.

6.	Net profit attributable to equity holders of the Company (excluding non-controlling interests)

The consolidated net profit attributable to equity holders of the company amounted to RMB6.177 billion for the first half of 2016, representing a decrease of 30.99% from RMB8.951 billion for the same period last year. The net profit attributable to equity holders of the Company from its domestic operations was RMB6.391 billion, representing a decrease of 29.15% over the same period last year. The decrease was largely due to decreased on-grid tariff for coal-fired generation units adjusted by the NDRC, reduced domestic power generation by the Company, and increased market power transaction volume nationwide. The loss attributable to equity holders of the Company from its operations in Singapore was RMB214 million, representing an increase losses of RMB144 million over the same period last year. The decrease was mainly because of continued supply over demand in Singapore’s power and natural gas market as a result of commenced operations of many generators during recent years, which led to continued reduction of local power tariff and significantly decreased profitability of the Company’s operations in Singapore.

7.	Comparison of financial positions

As of 30 June 2016, consolidated total assets of the Company and its subsidiaries were RMB307.107 billion, representing a decrease of 0.57% from RMB308.866 billion as of 31 December 2015.

As of 30 June 2016, total assets of the Company’s operations in Singapore were RMB28.905 billion, representing an increase of 4.65% from RMB27.622 billion as of 31 December 2015.

8.	Major financial position ratios

Calculation formula of the financial ratios:

Ratio of liabilities to shareholders’ equity	=	balance of liabilities at the end of the period
balance of shareholders’ equity
(excluding non-controlling interests) at the end of the period

Current ratio	=	balance of the current assets at the end of the period
balance of current liabilities at the end of the period

(balance of current assets at the end of the period
Quick ratio	=	– net amounts of inventories at the end of the period)
balance of current liabilities at the end of the period

Multiples of interest earned	=	(profit before tax + interest expenses)
interest expenditure (including capitalized interest)

	The Company and its subsidiaries
Item	As of 30 June 2016	As of 31 December 2015

Ratio of liabilities to shareholders’ equity	2.43	2.46
Current ratio	0.27	0.27
Quick ratio	0.22	0.23

Item	For the six months ended 30 June 2016	For the six months ended 30 June 2015

Multiples of interest earned	3.65	4.11

The ratio of liabilities to shareholders’ equity decreased slightly from the beginning of this year principally due to the decrease of interest-bearing liabilities. Current ratio and quick ratio generally maintained at the same level from the beginning of this year. The multiples of interest earned decreased because of the decreased profit before income tax for the first half of 2016.

As of 30 June 2016, the Company and its subsidiaries had net current liabilities of RMB84.621 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its good credit rating, the Company believes it would be able to meet its liabilities as and when they fall due and secure the funds required for operations. In addition, the Company continued to capitalize on its favorable credit rating and minimized interest expense by obtaining short-term borrowings with relatively lower interest rates.

II.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the six months ended 30 June 2016	For the six months ended 30 June 2015	Change
Item	(RMB in billion)	(RMB in billion)	(%)

Net cash from operating activities	19.466	24.048	(19.06)
Net cash used in investing activities	(6.818)	(20.405)	(66.59)
Net cash used in financing activities	(11.359)	(5.885)	93.01
Effect of exchange rate fluctuations on cash held	0.092	(0.004)	(2,198.92)

Net increase/(decrease) in cash and cash equivalent	1.381	(2.246)	(161.47)
Cash and cash equivalent at beginning of the reporting period	7.478	12.238	(38.90)

Cash and cash equivalent at the end of the reporting period	8.859	9.992	(11.34)

The net cash provided by operating activities of the Company was RMB19.466 billion for the first half of 2016, representing a decrease of 19.06% over the same period last year. The decrease was mainly due to the decrease of operating revenue as a result of decreased tariff and electricity sold.

Net cash used in investing activities of the Company was RMB6.818 billion, representing a decrease of 66.59% over the same period last year, which was mainly due to consideration paid for acquisition of certain subsidiaries in the amount of RMB9.647 billion in the same period last year. There was no such cash payment in the first half of 2016.

The financing activities of the Company were principally debt financings. During the first half of 2016, the Company drew down new loans of RMB46.772 billion, issued short-term bonds of RMB16.000 billion and long-term bonds of RMB4.200 billion, repaid loans of RMB51.468 billion, super short-term bonds of RMB11.000 billion, short-term bonds of RMB5.000 billion, non-public debt financing instruments(3 year period) of RMB5.000 billion, and overseas listed bonds(3 year period) of RMB1.500 billion.

As of 30 June 2016, cash and cash equivalents of the Company and its subsidiaries denominated in RMB and Singapore dollar, U.S. dollar and Japanese Yen, each of which is measured at RMB equivalent, were RMB7.556 billion, RMB1.292 billion, RMB0.011 billion and RMB0.186 million, respectively.

2.	Capital expenditure and cash resources

2.1	Capital expenditure for infrastructure construction and renovation projects

The capital expenditure for construction and renovation projects for the first half of 2016 was RMB7.317 billion, including RMB959 million for Baxianjiao Offshore Wind Power, RMB267 million for Beijing Cogeneration, RMB265 million for Xianrendao Cogeneration, RMB240 million for Tongwei Wind Power, RMB235 million for Diandong Energy, RMB229 million for Nanjing Cogeneration, RMB226 million for Jieshan Wind Power, RMB217 million for Guilin Gas Distributed Energy, RMB199 million for Luoyuan Power, RMB198 million for Mianchi Cogeneration, RMB197 million for Jiuquan II Wind Power, RMB189 million for Shang’an Power Plant, RMB167 million for Qinbei Power Plant, RMB140 million for Yuhuan Power Plant, RMB133 million for Changxing Power Plant, RMB131 million for Yingcheng Cogeneration, RMB126 million for Dongshan Turbine, RMB123 million for Dezhou Power Plant, RMB123 million for Wuhan Power, RMB117 million for Suzhou Turbine Cogeneration, RMB113 million for Hainan Power, RMB102 million for Weihai Power Plant, and RMB101 million for Anyuan Power Plant. Expenditure for the other infrastructure construction and renovation projects was RMB2.520 billion.

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure primarily from internal funds, cash flows from operating activities, and potential debt and equity financings.

The Company issued six installments of unsecured super short-term bonds of RMB2 billion, RMB2 billion, RMB2 billion, RMB4 billion, RMB3 billion and RMB3 billion with coupon rate of 2.59%, 2.48%, 2.48%, 2.42%, 2.62% and 2.73% on 3 March, 9 March, 23 March, 8 April, 20 April and 26 May, respectively. Each installment of super short-term bonds is issued at par value in RMB and matures in 270 days after issue.

On 13 June 2016, the Company issued corporate bonds at an aggregate principal amount of RMB4.2 billion in two installments, comprising of RMB3.0 billion with coupon rate of 3.48% and RMB1.2 billion with coupon rate of 3.98%. Each installment is issued at par value in RMB and has a maturity of five years and ten years, respectively.

As of 30 June 2016, the Company and its subsidiaries had outstanding short-term borrowings of RMB50.391 billion (RMB49.883 billion at the end of 2015), of which borrowings from banks were charged at annual interest rates ranging from 3.83% to 4.37% (3.19% to 5.60% at the end of 2015).

As of 30 June 2016, the Company and its subsidiaries had outstanding short-term bonds of RMB19.161 billion (RMB19.348 billion at the end of 2015).

As of 30 June 2016, the Company and its subsidiaries had outstanding long-term borrowings (including those maturing within a year) of RMB74.183 billion (RMB78.379 billion at the end of 2015), including RMB57.86 billion (RMB62.441 billion at the end of 2015), US$441 million (US$473 million at the end of 2015), €43 million (€49 million at the end of 2015), and S$2.619 billion (S$2.697 billion at the end of 2015). Those included U.S. dollar borrowings of US$441 million charged with floating interest rate (US$473 million at the end of 2015). All borrowings in Singapore dollar were borrowed at floating interest rate. As at 30 June 2016, the long-term borrowings of the Company and its subsidiaries from banks were charged at annual interest rates ranging from 0.75% to 5.65% (0.75% to 6.55% at the end of 2015).

The Company will maintain close watch on fluctuations of exchange rate and interest rate markets, and prudently assess currency and interest rate risks.

In addition to meeting cash requirements from operations, constructions and acquisitions in its ordinary course, the Company, along with due consideration of overall development of power generation industry and growth of the Company, will make efforts to control financing costs and financial risks, establish optimal capital structure for effective financial management activities, with the view to providing sustainable and stable returns to its shareholders.

2.3	Other financing requirements

The objective of the Company is to bring long-term, consistent and growing returns to its shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. Upon the approval from the annual general meeting of the shareholders for the year 2015 held on 23 June 2016, the Company declared a cash dividend of RMB0.47 per ordinary share (tax included), with total dividends of approximately RMB7.144 billion.

III.	PERFORMANCE AND PROSPECTS OF SIGNIFICANT INVESTMENTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Company, Shenzhen State-owned Assets Administration Commission and the Company. After the merger, the Company directly held 991,741,659 shares of Shenzhen Energy, representing 25.02% of its equity interests. These investments brought a profit of RMB171 million for the Company for the first half of 2016 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interest in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB83 million for the first half of 2016 under IFRS. This investment is expected to provide steady returns to the Company.

IV.	EMPLOYEE BENEFITS POLICIES

As of 30 June 2016, the Company and its subsidiaries had 41,553 employees. During this reporting period, there was no significant change regarding remuneration policies and training programs of the Company.

V.	GUARANTEE FOR LOANS AND RESTRICTED ASSETS

As of 30 June 2016, the Company provided guarantees of approximately RMB12.890 billion for the long-term bank borrowings of Tuas Power.

As of 30 June 2016, the details of secured loans of the Company and its subsidiaries are as follows:

(1)	As of 30 June 2016, a long-term loan of RMB17 million was secured by territorial waters use right with net book value of RMB77.40 million.

(2)	As of 30 June 2016, a long-term loan of RMB67 million was secured by certain property, plant and equipment with net book value of RMB127 million.

(3)	As of 30 June 2016, a long-term loan of RMB2.945 billion was secured by certain property, plant and equipment with net book value of RMB3.078 billion.

(4)	As of 30 June 2016, long-term loans of approximately RMB9.414 billion were secured by future electricity revenue of the Company and its subsidiaries.

(5)	As of 30 June 2016, the restricted bank deposits of the Company and its subsidiaries were RMB59 million (RMB60 million as of 31 December 2015).

As of 30 June 2016, the Company and its subsidiaries had no material or contingent liability.

VI.	RISK FACTORS

For the second half of 2016, the PBOC will continue implementing prudent monetary policies and make timely and fine-tuned adjustment to benchmark borrowing and lending interest rates. Most of the Company’s debts are interest bearing debts denominated in RMB, and the change of RMB interest rates will directly affect the Company’s borrowing costs. The Company will keep close watch on market conditions to make reasonable financing arrangements, explore new financing initiatives to control financing costs while meeting funding requirements. The interest bearing debts denominated in non-RMB currencies are mostly charged with floating interest rates. The Company has hedged approximately half of its debts with floating interest rates by interest rate swap agreements, and the fluctuation of the interest rates on non-RMB currency borrowings will not have material adverse impact on the Company.

The Company had certain debts denominated in U.S. dollar and Euro, and could incur exchange gain or loss from fluctuation of relevant exchange rates. The debts denominated in foreign currencies accounted for less than 3% of the total interest bearing debts of the Company, most of which were denominated in U.S. dollar. Although U.S. dollar appreciated against RMB during the first half of 2016, the recent fluctuations in exchange rates are not expected to have material adverse impact on the Company due to limited amount of its borrowings denominated in foreign currencies.

SHARE CAPITAL STRUCTURE

As at 30 June 2016, total issued share capital of the Company amounted to 15,200,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 69.08% of the total issued share capital of the Company, and 4,700,383,440 shares were foreign shares, representing 30.92% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 33.33% of the total issued share capital of the Company, while China Huaneng Group held 1,555,124,549 shares, representing 10.23% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,878,213,333 shares, representing 25.52% of the total issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2016.

MAJOR SHAREHOLDING STRUCTURE

The following table summaries the shareholdings of the top ten shareholders of the Company as at 30 June 2016:

Name of Shareholders	Total Shareholdings	Percentage of shareholding in total issued shares (%)

Huaneng International Power Development Corporation	5,066,662,118	33.33
HKSCC Nominees Limited*	3,967,805,660	26.10
China Huaneng Group	1,555,124,549	10.23
Hebei Construction & Investment Group Co., Ltd.	603,000,000	3.97
China Hua Neng Group Hong Kong Limited	472,000,000	3.11
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.74
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.56
Fujian Investment Development (Group) Co., Ltd.	365,818,238	2.41
China Securities Finance Corporation Limited	312,287,027	2.05
Dalian Municipal Construction Investment Company Limited	301,500,000	1.98

*	HKSCC Nominees Limited acts as nominee of holders of H shares of the Company and its shareholdings in the Company represent the total number of H shares held by it as nominee of H shareholders.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

The Company has adopted a code with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2016.

As at 30 June 2016, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance (“SFO”) which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIVIDENDS

It was resolved by the Board not to distribute dividends for the first half of 2016.

DISCLOSURE OF MATERIAL EVENT(S)

1.
Due to work requirement, Mr. Zhang Shouwen, the independent non-executive director of the Company, tendered his resignation report, resigning from the position of independent non-executive director and as a member of the specialized committee. As recommended by the shareholders, the Company duly convened a meeting of the Board of Directors and shareholders’ meeting on 22 March 2016 and 23 June 2016, respectively to consider the proposal on change of independent non-executive director of the Company and resolved to elect Mr. Xu Mengzhou as the independent non-executive director of the Eighth Session of the Board of Directors. Meanwhile, Mr. Zhang Shouwen officially vacated from his office.

2.
Due to age, Mr. Wang Zhaobin and Ms. Zhang Ling, both the employee supervisors of the Company, tendered their resignation report, resigning from the position of employee supervisor. On 14 April 2016, the employees of the Company unanimously elected Ms. Zhang Xiaojun and Mr Zhu Daqing as the employee supervisors of the Eighth Session of the Supervisory Committee of the Company. Meanwhile, Mr. Wang Zhaobin and Ms. Zhang Ling officially vacated from their office.

CORPORATE GOVERNANCE

The Company always places emphasis on corporate governance. After years of experience and practice, the Company has gradually formed a standardized and enhanced governance structure, thereby establishing a sound and effective system that is appropriate to the Company’s own development requirements. The Company persists on maximizing the benefits of the Company and its shareholders as a whole, treating all of its shareholders fairly and striving for the long-term, stable growth returns for our shareholders.

During the reporting period, the Company has complied with the relevant provisions in Appendix 14 of the Listing Rules.

(A)	CODE OF CORPORATE GOVERNANCE

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to comply with the law and operate in accordance with the law.

Over the years, the Board has formulated and implemented the Rules and Procedures of the General Meetings; Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee, and amended the Articles of Association according to the applicable laws and the Company’s development need.

In October 2014, on the basis of combining the requirements of the rules of the Stock Exchange and the actual needs of the Company, the Company has formulated the Diversification Policy on Members of the Board of Directors (the “Diversification Policy”) in accordance with the requirements of the Stock Exchange to further enhance the Company’s corporate governance. The Diversification Policy is comprised of seven sections – purpose, significance, declaration of policies, measurable goals, monitoring and reporting, review policy and disclosure of the policy.

In April 2016, to further enhance the Company’s overall risk management, the Company has revised the Detailed Rules on the Work of the Strategy Committee of the Board of Directors by incorporating the Company’s risk management work decisions into the Strategy Committee’s responsibilities, strengthening the entities responsible for the Company’s risk management. At the same time, the Company made a comprehensive revision to the Risk Management Measures of the Company which was formally promulgated and adopted for use from 26 April 2006 until now, having made reference to the State-owned Assets Supervision and Administration Commission of the State Council’s Central Enterprise Comprehensive Risk Management Guidelines, the Ministry of Finance’s “Basic Internal Control Norms for Enterprises”, and the “Guidelines on the Overall Risk Management Work of China Huaneng Group”. The subject matters involved the overall risk management definition and risk management process, risk management and division of responsibilities at all levels, risk classification, assessment and reporting procedures, control and prevention, evaluation and supervision of risk management, the establishment of corporate risk management culture, etc. By revising and enhancing the above two systems, it would further consolidate the basis of the risk management system which provided a more effective theoretical guidance for the Company and implemented a comprehensive risk management, this played an important role in maintaining the Company’s healthy development. During the reporting period, the Company has complied with the “Corporate Governance Code” and the requirements on relevant provisions regarding risk management and internal control.

In order to better adapt to market and regulatory changes, the Company has also revised the “Detailed Rules of the Secretary of the Board of Directors” on primarily the assessment of the work of the Secretary of the Board of Directors and further enhancement of the management system of the Secretary of the Board of Directors.

All members of the Board jointly perform the duty of corporate governance. During the reporting period, the Board has included the following in its scope of duties and authority:

1.	Establishing and reviewing the Company’s corporate governance policies and codes, and making such amendments as it deems necessary to ensure the effectiveness of such policies and codes;

2.	Reviewing and supervising the training and sustained professional development of the Company’s directors and senior management;

3.	Reviewing and supervising the Company’s policies and codes in connection with compliance with laws and regulatory requirements;

4.	Establishing, reviewing and supervising the codes of conduct and compliance handbook (if any) applicable to directors and employees; and

5.	Reviewing the Company’s compliance with the Code on Corporate Governance Practices and the disclosures made in the Corporate Governance Report.

(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the secretary to the Board of Directors, the Chief Accountant, managers of each functional department, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the secretary to the Board of Directors and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Related Party Transaction Management, Management Measures on Inside Information, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, Management Measures for Pursuing Responsibility regarding Material Errors in Information Disclosure of Annual Report, etc. The above measures and system ensure the regulated operation of the Company, strengthen the truthfulness, accuracy, completeness and the timely disclosure of information disclosure, and at the same time enhance the quality as well as transparency of the information disclosure.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialized training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

In 2016, the Company continues in good faith and on principles of fair treatment to its shareholders and makes a lot of detailed work in preparing the financial reports and related practice standard and on aspect of internal controls. The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has compiled the Measures on Accounting, the Measures on Construction Accounting, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company maintained the separation of personnel in organizational structure and specifically established the relevant institutions responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
In regard to fund management, the Company has formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of the Income and Expenditure of the Funds, the Measures on the Assessment of Management of Receipt and Payment of Funds, the Measures on the Use and Management of Large Amount by Headquarter of the Company, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raising, Rules on the Management of Transactions Involving Financial Derivatives, the Measures on the Management of Provision of Security to Third Parties and the Measures for Regulating Fund Transfers with the Related Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the China Securities Regulatory Commission (“China Securities Regulatory Commission”) and the Shanghai Stock Exchange (“Shanghai Stock Exchange”) for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted checking and clearing with related parties on a quarterly basis in relation to the operational fund transfers in order to ensure the safety of funds.

4.
The overall objective of internal control of the Company is to promote implementation of the corporate strategy. Specific targets are providing reasonable assurance for the lawful operation and management of the Company, asset security, and true and complete financial reports and related information, thus promoting the overall enhancement of operating efficiency and actual results.

The Company has formulated a comprehensive system for five businesses including development and construction, production and management, asset finance, integrated management and supervision and evaluation in order to achieve the institutionalization of management. The Company has comprehensively sort out internal and external risks and various business processes, and completed the “Internal Control Manual” detailing 23 business processes and organizational structures including income, material procurement, fuel management and fund management, and 19 soft elements including human resources management, anti-fraud and risk management in terms of five areas including environment control, risk assessment, process control, information and communication, and monitoring, thereby comprehensively stating the Company’s guidelines and policies, elaborating the work procedures and job duties of various posts, regulating the standard procedures of various business processes and realizing a streamlined system.

The Company has compiled the “Internal Control Evaluation Handbook” stating the three-tier internal control evaluation management system and routine evaluation, the internal control evaluation mode corresponding to the key supervision, regulating the internal control evaluation procedures, evaluation methods, defect defining procedures and standards in order to realize standardization and regulation of internal control evaluation. The Company conducts annual assessment on the applicability and effectiveness of the above system and regularly conducts revision and perfection in order to realize dynamic maintenance of the internal control system.

The Company has established 48 items of risks falling into 16 categories involving strategy, production, management, finances, fraud, fundamental construction and fundamental management, and has divided risk management at all levels of business departments. For the purpose of risk identification, the “Internal Control Manual” stipulates the corresponding control measures and defining key control points. Through the implementation of the “one post for one item system” of the control point, the control responsibility is divided to every job at various levels so that internal control and job responsibilities are combined and all members of staff can participate in the construction of internal control. The Company has implemented the internal control routine evaluation mechanism, set up the post of internal control evaluators in each department and subordinate unit respectively, conducted monthly internal control evaluation, and established a three-tier evaluation quality supervision mechanism at the three levels of the Company, regional offices and basic level units by way of the internal control management system in order to conduct real-time tracking of the implementation of internal control. During the first half of the year, the Company has successfully completed a six-month internal control routine evaluation, and launched key inspection on high-risk units after combining the risk assessment results, thus effectively protecting and promoting the sustained and healthy development of the businesses of the Company and realizing the stable operation of the internal control system. The Company has combined the new requirements and new changes in business and management and constantly advanced experience and common issues, and launched comprehensive and multi-level internal control training each year, and widely publicized internal control concepts and knowledge, thus continuously optimizing the internal control environment.

The internal control and management departments, internal audit department and external auditors regularly report the internal control work situation to the Audit Committee of the Board of Directors respectively, thus ensuring the continued and effective operation of the internal control system. The Company constantly improves the internal control review system, formulated the “Internal Control Review and Evaluation Management Regulations”, regularly conducts internal control target review and comprehensive evaluation, circulating notices within the Company after combining the assessment results, thus realizing the review results in a timely manner, effectively guiding the units at all levels to focus on the quality of internal control work and practically realizing of the deep-level objective of management enhanced by internal control.

During the first half of the year, the Company officially launched the project on the environmental, social and governance reporting, so as to fully implement the requirement of Hong Kong Stock Exchange’s Environmental, Social and Governance Reporting Guide (“ESG Reporting Guide”). The Company has carried out field researches at three levels in its headquarters, regional companies and establishments, in accordance with the ESG Reporting Guide requirements and conditions of peer enterprises, to analyze the environmental, social and corporate governance situation of the Company to identify existing advantages and deficiencies. Currently, the Company is carrying out the establishment of the ESG Index System and has completed the preparation of checklist of ESG indicators to determine responsible departments and data collection mode for each indicator. This is done in preparation for data collection at the end of the year to produce the ESG report.

Upon full assessment, the management of the Company is of the opinion that the internal control system of the Company is sound and effective.

The above systems and measures have formed a sound management framework for our production and operation, ensuring an on-going standardization of operations of the Company and a gradual enhancement of corporate management quality.

(B)	SECURITIES TRANSACTIONS BY DIRECTORS

As the Company is listed on three jurisdictions, the Company has strictly complied with the relevant binding clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and the Company insist on the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. The Company have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of inside information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares of the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(C)	BOARD OF DIRECTORS

The Board of Directors of the Company comprises of 15 members. Of the members of the eighth session of the board of directors, Mr. Cao Peixi acted as Chairman, and Mr. Guo Junming as Vice Chairman of the Board. The Executive Directors of the Company are Mr. Cao Peixi, Mr. Liu Guoyue (President) and Mr. Fan Xiaxia (Vice President); the Non-executive Directors are Mr. Li Shiqi, Mr. Huang Jian, Mr. Mi Dabin, Mr. Guo Hongbo, Mr. Zhu Yousheng and Ms. Li Song. The Company has five Independent Non-executive Directors, accounting for one-third of the members of the Company’s Board of Directors, namely, Mr. Li Zhensheng, Mr. Yue Heng, Mr. Geng Jianxin, Mr. Xia Qing and Mr. Xu Mengzhou (prior to 23 June 2016, it was Mr. Zhang Shouwen).

The Board of Directors of the Company has held six meetings during the reporting period including regular meetings and ad hoc meetings. For details, please see the relevant announcements.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Executive Directors
Cao Peixi	6	6	0	100%
Liu Guoyue	6	6	0	100%
Fan Xiaxia	6	6	0	100%

Non-executive Directors
Guo Junming	6	5	1	83.33%
				(Attendance by proxy rate of 16.67%)
Li Shiqi	6	6	0	100%
Huang Jian	6	6	0	100%
Mi Dabin	6	5	1	83.33%
				(Attendance by proxy rate of 16.67%)
Guo Hongbo	6	6	0	100%
Zhu Yousheng	6	6	0	100%
Li Song	6	6	0	100%

Independent non-executive Directors
Li Zhensheng	6	6	0	100%
Yue Heng	6	6	0	100%
Geng Jianxin	6	5	1	83.33%
				(Attendance by proxy rate of 16.67%)
Xia Qing	6	5	1	83.33%
				(Attendance by proxy rate of 16.67%)
Xu Mengzhou	0	0	0	(Appointed as Independent Director Since 23 June 2016)

Directors who had resigned
Zhang Shouwen	6	5	1	83.33%
				(Attendance by proxy rate of 16.67%)

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, first quarterly meetings, half-yearly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board.

Moreover, the Independent Non-executive Directors have submitted their independent non-executive director confirmation letters of 2015 in relation to their independence according to the requirements of the Listing Rules.

The Directors considered that they have complied with the laws and regulations, and provisions of the Articles of Association, and have actively performed the duties faithfully and diligently. Apart from regular and ad hoc meetings, the Directors obtained information through the Chairman Office and the President Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and signing and performance of material agreements. The Directors reviewed the reports, data etc. of the Company regularly to understand the situation on production operation of the Company. Through on-site investigation, the independent non-executive Directors provided practical resolutions to the Company. All specialized committees under the Board actively carried out works and provided recommendations and policies which formed the basis of accurate policies for the Board.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The Board has summarized the implementation and execution of work during the reporting period and, in doing so, considered the opinions of the Supervisory Committee and the senior management of the Company. The Board is of the opinion that it has effectively fulfilled its duties to safeguard the interests of the Company and its shareholders.

Directors who attended the 2016 first extraordinary general meeting of the Company were Mr. Liu Guoyue (Director), Mr. Mi Dabin (Director) and Mr. Geng Jianxin (Chairman of the Remuneration and Appraisal Committee of the Board of Directors). Directors who attended the 2015 annual general meeting of the Company were Mr. Fan Xiaxia (Director), Mr. Mi Dabin (Director), Mr. Li Zhengsheng (Independent non-executive Director) (Chairman of the Nomination Committee of the Board of Directors).

(D)	CHAIRMAN AND PRESIDENT

The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management remained the same as disclosed in the previous Corporate Governance Reports.

(E)	NON-EXECUTIVE DIRECTORS

According to the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (including three years) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the relevant regulations of the China Securities Regulatory Commission.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Guo Junming	18 September 2014-2017
Li Shiqi	18 September 2014-2017
Huang Jian	18 September 2014-2017
Mi Dabin	18 September 2014-2017
Guo Hongbo	18 September 2014-2017
Zhu Yousheng	25 June 2015-2017
Li Song	18 September 2014-2017

(F)	DIRECTORS’ REMUNERATION

According to the relevant PRC laws and the Articles of Association, the Board has established the Remuneration and Appraisal Committee which operates in accordance with the Detailed Rules on the Work of the Remuneration and Appraisal Committee and is mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company; and to be accountable to the Board. Given that the Executive Directors are senior management of the Company, their performance evaluations have to be reflected in the appraisal of the management team for assessment by the Board of Directors. During the reporting period, Mr. Liu Guoyue and Mr. Fan Xiaxia acted as Executive Directors and received remuneration from the Company, and their remuneration was listed in the annual total wages, which were managed according to the remuneration management provisions of the Company. The Remuneration and Appraisal Committee will review and submit annual total wages to the board of directors annually. Each of the Executive Directors has signed a director service contract in accordance with the requirement of the Stock Exchange.

The Remuneration and Appraisal Committee of the eighth session of the Board of Directors comprises of seven members. Members are Mr. Geng Jianxin, Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Zhu Yousheng, Mr. Li Zhensheng, Mr. Yue Heng and Mr. Xia Qing, of whom Mr. Geng Jianxin, Mr. Li Zhensheng, Mr. Yue Heng and Mr. Xia Qing are independent non-executive directors. Mr. Geng Jianxin acts as Chief member.

The operation of the Remuneration and Appraisal Committee under the Board did properly follow the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee convened the first meeting in 2016 on 21 March 2016, at which the Report of Total Wage Expenses was reviewed and the Company’s arrangement for the total wage in 2016 was approved. During the new financial year, the Remuneration and Appraisal Committee will carry out the work according to the actual situation and the above Detailed Rules at appropriate time.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Eighth Session of the Board in 2016	21 March 2016	Liu Guoyue, Guo Hongbo, Zhu Yousheng, Li Zhensheng, Yue Heng, Xia Qing	Geng Jianxin

(G)	NOMINATION OF DIRECTORS

According to the relevant PRC laws and the relevant provisions of the Articles of Association, the Board has established the Nomination Committee. Governed by the Detailed Rules on the Works of the Nomination Committee, the Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications requirements under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is mainly made by the major shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

The Nomination Committee of the Board of Directors of the Company comprises of seven members. Members of the Nomination Committee of the eighth session of the Board of Directors were Mr. Li Zhensheng, Mr. Fan Xiaxia, Mr. Mi Dabin, Ms. Li Song, Mr. Yue Heng, Mr. Geng Jianxin and Mr. Xu Mengzhou, of whom Mr. Li Zhensheng, Mr. Yue Heng, Mr. Geng Jianxin and Mr. Xu Mengzhou, were Independent non-executive Directors. Mr. Li Zhensheng acted as the Chief member (Mr. Zhang Shouwen resigned the Board of Directors and the duties of the committee on 23 June 2016).

The Nomination Committee of the Board of Directors operates in accordance with the Detailed Rules of the Nomination Committee. The Company convened the First Meeting and the Second Meeting of the Nomination Committee on 20 January 2016 and 21 March 2016, respectively, at which the resolution regarding the adjustment to the senior management of the Company and the resolution regarding the change of the director of the Company were considered, the qualifications of the senior management and candidate for independent director were reviewed and the relevant review reports were rendered, for purpose of providing the basis and recommendation for determination by the Board of Directors. During the new financial year, the Nomination Committee will carry out the work according to the actual situation and the above Detailed Rules at appropriate time.

During the reporting period, the attendance of the meeting of the Nomination Committee of the Company’s Board of Directors was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Nomination Committee of the Eighth Session of the Board in 2016	20 January 2016	Li Zhensheng, Fan Xiaxia, Mi Dabin, Li Song, Zhang Shouwen, Yue Heng, Geng Jianxin	–

Second Meeting of the Nomination Committee of the Eighth Session of the Board in 2016	21 March 2016	Li Zhensheng, Fan Xiaxia, Li Song, Zhang Shouwen, Yue Heng	Mi Dabin, Geng Jianxin

(H)	APPOINTMENT OF AUDITORS

KPMG and KPMG Huazhen LLP were appointed respectively as the international and domestic auditors of the Company for 2016.

(I)	AUDIT COMMITTEE

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board has established the Audit Committee. Governed by the Detailed Rules on the work of the Audit Committee, the Audit Committee is mainly responsible for assisting the Board in the supervision of:

(1)	the accuracy of the Company’s financial statement;

(2)	the Company’s compliance with laws and regulations;

(3)	the qualification and independence of the Company’s independent auditors;

(4)	the performance of the Company’s independent auditors and internal auditing departments of the Company; and

(5)	the control and management of the related party transactions of the Company.

The Company convenes four regular meetings of the Audit Committee of the Board of Directors each year, at least two of which will be conducted with the Company’s external auditors to listen to reports on audit planning, work arrangement and audit works. The Board has formulated the Management Rules on Whistler Blowing through telephone or emails, and the Audit Committee will be responsible for the reports by telephone or emails pursuant to the Rules.

Members of the Audit Committee comprises of five Independent Non-Executive directors. Members of the Audit Committee of the eighth session of the Board of Directors are, namely, Mr. Yue Heng, Mr. Li Zhensheng, Mr. Geng Jianxin, Mr. Xia Qing and Mr. Xu Mengzhou. Mr. Yue Heng acts as Chief Member (Zhang Shouwen has resigned from the Board of Directors and the duties of the committee on 23 June 2016).

During the reporting period, the Audit Committee has held three meetings. As per Audit Committee’s duties, the Audit Committee interviewed with the Company’s counsels, external auditors, management and the relevant functional departments separately of the Company and exchange ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the Audit Committee has rendered their views and opinion and made certain proposals.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Eighth Session in 2016	26 February 2016	Yue Heng, Li Zhensheng, Zhang Shouwen, Geng Jianxin, Xia Qing	–

Second meeting of the Audit Committee of the Eighth Session in 2016	21 March 2016	Yue Heng, Li Zhensheng, Zhang Shouwen, Geng Jianxin, Xia Qing	–

Third meeting of the Audit Committee of the Eighth Session in 2016	25 April 2016	Yue Heng, Li Zhensheng, Zhang Shouwen Geng Jianxin, Xia Qing	–

(J)	RESPONSIBILITY STATEMENT BY THE DIRECTORS IN RELATION TO THE FINANCIAL STATEMENTS

The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(K)	SHARES HELD BY SENIOR MANAGEMENT

None of the senior management of the Company holds shares in the Company.

(L)	STRATEGY COMMITTEE

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee. Governed by the Detailed Rules on the Work of the Strategy Committee, the Strategy Committee is primarily responsible for:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the above-mentioned matters;

(6)	responsible for all aspects of the Company’s risk management to improve the Company’s overall risk resistance; and

(7)	other matters as requested by the Board of Directors.

Members of the Strategy Committee of the eighth session of the Board of Directors comprises of six directors, namely, Mr. Liu Guoyue, Mr. Li Shiqi, Mr. Huang Jian, Mr. Fan Xiaxia, Mr. Li Zhensheng, Mr. Xia Qing, of which Mr. Li Zhensheng and Mr. Xia Qing are Independent Directors. Mr. Liu Guoyue acts as the Chief Member.

On 25 April 2016, the Strategy Committee considered and approved the Enterprise Comprehensive Risk Management Report of Huaneng Power International, Inc. in 2016 and the resolution on amendments to the Risk Management measures after Company, and submitted the Enterprise Comprehensive Risk Management Report to the Audit Committee of the Board of the Company on 1 August 2016 for review.

The risk management work of the Company has been conducted in an orderly manner, which effectively controlled each type of risk and successively strengthened and enhanced the Company’s internal controls and risk management system.

During the reporting period, the attendance of meetings of the Strategy Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Strategy Committee of the Eighth Session in 2016	25 April 2016	Liu Guoyue, Li Shiqi, Huang Jian, Fan Xiaxia, Li Zhensheng, Xia Qing	–

(M)	DIRECTORS’ AND SENIOR MANAGEMENT’S TRAINING

The Company organizes its Directors and Supervisors to attend the training provided by regulatory authorities annually. During the reporting period, the directors and supervisors of the Company attended two stages of training of directors and supervisors for 2016 organised by the China Securities Regulatory Commission. The secretary to the Board attends the continuing development courses provided by The Hong Kong Institute of Chartered Secretaries and some of the seminar conferences every year.

The Company conducts introduction by lawyers in places where the Company’s shares are listed specifically to all Independent Non-executive Directors of the Audit Committee of the Company twice a year with respect to the updated regulatory laws, the applicability of relevant systems to the Company and the status of the Company’s performance of the rules and regulations in places where the Company’s shares are listed.

The Company highly regards the training and continuing development of senior management. The Company organizes members of senior management to participate the training courses provided by relevant departments of the State, management departments of the industry and institutes.

REVIEW BY THE AUDIT COMMITTEE

The interim results of 2016 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS

In April 2015, an engineering contractor of a subsidiary of the Company filed an application for arbitration over a dispute on payment of construction work, claiming against the subsidiary for payment of the construction fees together with the interest of approximately RMB83.46 million. As at 30 June 2016, as the arbitration is still on-going, the Company and such subsidiary had not been able to estimate the financial impact of the pending arbitration.

Save as disclosed, as at 30 June 2016, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION

The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2016 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number: (8610) 6322 6999
Fax Number: (8610) 6322 6888

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2851 1352

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this report, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Yue Heng
(Non-executive Director	(Independent Non-executive Director)
Liu Guoyue	Geng Jianxin
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xu Mengzhou
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
3 August 2016

Condensed Consolidated Interim Statement of Financial Position (Unaudited)
AS AT 30 JUNE 2016
(Amounts expressed in thousands of RMB)

	Note	As at 30 June 2016	As at 31 December 2015
ASSETS

Non-current assets
Property, plant and equipment	5	218,828,296	219,673,070
Investments in associates and joint ventures		20,079,912	19,745,192
Available-for-sale financial assets		4,802,274	5,077,863
Land use rights		8,463,283	8,313,766
Power generation license		3,948,968	3,679,175
Mining rights		1,646,271	1,646,271
Deferred income tax assets		1,172,521	1,064,391
Derivative financial assets	6	41,438	45,044
Goodwill	7	12,404,802	11,677,182
Other non-current assets	8	4,618,641	4,378,997

Total non-current assets		276,006,406	275,300,951

Current assets
Inventories		5,334,865	5,422,732
Other receivables and assets	9	3,664,507	4,087,989
Accounts receivable	10	13,055,794	16,377,401
Derivative financial assets	6	127,564	139,468
Bank balances and cash	22	8,917,868	7,537,813

Total current assets		31,100,598	33,565,403

Total assets		307,107,004	308,866,354

The notes on pages 40 to 73 are an integral part of this unaudited condensed consolidated interim financial information.

	Note	As at 30 June 2016	As at 31 December 2015
EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		15,200,383	15,200,383
Capital surplus		24,948,984	24,815,489
Surplus reserves		8,140,030	8,140,030
Currency translation differences		(462,120)	(1,327,839)
Retained earnings		36,346,545	37,313,885

		84,173,822	84,141,948

Non-controlling interests		18,253,008	17,551,741

Total equity		102,426,830	101,693,689

Non-current liabilities
Long-term loans	12	67,704,015	66,028,023
Long-term bonds	13	15,474,938	11,261,322
Deferred income tax liabilities		2,685,532	2,494,143
Derivative financial liabilities	6	381,346	430,089
Other non-current liabilities	14	2,712,818	3,122,455

Total non-current liabilities		88,958,649	83,336,032

Current liabilities
Accounts payable and other liabilities	15	23,512,432	26,185,764
Taxes payable		1,307,179	2,071,471
Dividends payable		8,454,169	788,895
Salary and welfare payables		348,342	313,284
Derivative financial liabilities	6	393,343	874,852
Short-term bonds	16	19,161,000	19,347,706
Short-term loans	17	50,390,772	49,883,489
Current portion of long-term loans	12	6,479,468	12,351,205
Current portion of long-term bonds	13	4,994,646	11,480,661
Current portion of other non-current liabilities		680,174	539,306

Total current liabilities		115,721,525	123,836,633

Total liabilities		204,680,174	207,172,665

Total equity and liabilities		307,107,004	308,866,354

The notes on pages 40 to 73 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2016
(Amounts expressed in thousands of RMB, except per share data)

		For the six months ended 30 June
	Note	2016	2015
Operating revenue	4	52,924,371	65,305,472
Tax and levies on operations		(457,279)	(610,521)

Operating expenses
Fuel		(23,164,638)	(31,316,199)
Maintenance		(1,629,269)	(1,567,361)
Depreciation		(7,419,917)	(7,091,105)
Labor		(3,361,015)	(3,166,354)
Service fees on transmission and transformer facilities of HIPDC		(70,386)	(70,386)
Purchase of electricity		(1,326,249)	(1,688,708)
Others		(2,757,063)	(2,282,126)

Total operating expenses		(39,728,537)	(47,182,239)

Profit from operations		12,738,555	17,512,712

Interest income		71,770	83,678
Financial expenses, net
Interest expense		(3,379,503)	(4,087,769)
Exchange (loss)/gain and bank charges, net		(95,901)	157,672

Total financial expenses, net		(3,475,404)	(3,930,097)

Share of profits less losses of associates and joint ventures		558,118	736,184
Loss on fair value changes of financial assets/liabilities		(17,828)	(40,574)
Other investment income		134,067	157,184

Profit before income tax expense	19	10,009,278	14,519,087

Income tax expense	20	(2,414,004)	(3,547,356)

Net profit		7,595,274	10,971,731

The notes on pages 40 to 73 are an integral part of this unaudited condensed consolidated interim financial information.

		For the six months ended 30 June
	Note	2016	2015
Other comprehensive income, net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		(206,692)	784,270
Share of other comprehensive income of investees accounted-for under the equity method		(148,845)	59,019
Effective portion of cash flow hedges		489,032	505,229
Translation differences of the financial statements of foreign operations		866,505	(208,127)

Other comprehensive income, net of tax		1,000,000	1,140,391

Total comprehensive income		8,595,274	12,112,122

Net profit attributable to:
– Equity holders of the Company		6,176,840	8,950,784
– Non-controlling interests		1,418,434	2,020,947

		7,595,274	10,971,731

Total comprehensive income attributable to:
– Equity holders of the Company		7,176,054	10,091,343
– Non-controlling interests		1,419,220	2,020,779

		8,595,274	12,112,122

Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
– Basic and diluted	21	0.41	0.62

The notes on pages 40 to 73 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2016
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available- for-sale financial asset revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non- controlling interests	Total equity

Balance as at 1 January 2015	14,420,383	18,322,575	(1,091,109)	1,279,119	1,111,614	19,622,199	7,196,349	(1,194,819)	30,085,379	70,129,491	14,653,215	84,782,706
Profit for the six months ended 30 June 2015	–	–	–	–	–	–	–	–	8,950,784	8,950,784	2,020,947	10,971,731
Other comprehensive income/(loss):
Fair value changes of available-for-sale financial asset, net of tax	–	–	–	784,270	–	784,270	–	–	–	784,270	–	784,270
Share of other comprehensive income of investees accounted-for under the equity method, net of tax	–	–	–	59,019	–	59,019	–	–	–	59,019	–	59,019
Effective portion of cash flow hedges, net of tax	–	–	505,229	–	–	505,229	–	–	–	505,229	–	505,229
Currency translation differences	–	–	–	–	–	–	–	(207,959)	–	(207,959)	(168)	(208,127)

Total comprehensive income/(loss) for the six months ended 30 June 2015	–	–	505,229	843,289	–	1,348,518	–	(207,959)	8,950,784	10,091,343	2,020,779	12,112,122
Transfer to surplus reserves	–	–	–	–	–	–	943,681	–	(943,681)	–	–	–
Dividends relating to 2014	–	–	–	–	–	–	–	–	(5,479,746)	(5,479,746)	(1,846,803)	(7,326,549)
Capital injections from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	344,776	344,776
Business combination	–	–	–	–	–	–	–	–	–	–	1,934,865	1,934,865
Others	–	–	–	–	–	–	–	–	–	–	18,806	18,806

Balance as at 30 June 2015	14,420,383	18,322,575	(585,880)	2,122,408	1,111,614	20,970,717	8,140,030	(1,402,778)	32,612,736	74,741,088	17,125,638	91,866,726

The notes on pages 40 to 73 are an integral part of this unaudited condensed consolidated interim financial information.

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available -for-sale financial asset revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non- controlling interests	Total equity

Balance as at 1 January 2016	15,200,383	22,226,889	(1,039,187)	2,516,173	1,111,614	24,815,489	8,140,030	(1,327,839)	37,313,885	84,141,948	17,551,741	101,693,689
Profit for the six months ended 30 June 2016	–	–	–	–	–	–	–	–	6,176,840	6,176,840	1,418,434	7,595,274
Other comprehensive income/(loss):
Fair value changes of available-for-sale financial asset, net of tax	–	–	–	(206,692)	–	(206,692)	–	–	–	(206,692)	–	(206,692)
Share of other comprehensive income of investees accounted for under the equity method, net of tax	–	–	–	(148,845)	–	(148,845)	–	–	–	(148,845)	–	(148,845)
Effective portion of cash flow hedges, net of tax	–	–	489,032	–	–	489,032	–	–	–	489,032	–	489,032
Currency translation differences	–	–	–	–	–	–	–	865,719	–	865,719	786	866,505

Total comprehensive income/(loss) for the six months ended 30 June 2016	–	–	489,032	(355,537)	–	133,495	–	865,719	6,176,840	7,176,054	1,419,220	8,595,274
Dividends relating to 2015 (Note 11)	–	–	–	–	–	–	–	–	(7,144,180)	(7,144,180)	(764,853)	(7,909,033)
Capital injections from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	46,900	46,900

Balance as at 30 June 2016	15,200,383	22,226,889	(550,155)	2,160,636	1,111,614	24,948,984	8,140,030	(462,120)	36,346,545	84,173,822	18,253,008	102,426,830

The notes on pages 40 to 73 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Cash Flows (Unaudited)
FOR THE SIX MONTHS ENDED 30 JUNE 2016
(Amounts expressed in thousands of RMB)

		For the six months ended 30 June
	Note	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES

Cash generated from operations		27,480,024	33,445,165
Tax paid		(8,014,365)	(9,396,917)

Net cash provided by operating activities		19,465,659	24,048,248

CASH FLOWS FROM INVESTING ACTIVITIES

Payment for the purchase of property, plant and equipment and other non-current non-financial assets		(7,317,235)	(11,354,836)
Cash consideration paid for acquisition of subsidiaries, net of cash acquired		-	(8,887,882)
Other cash flows arising from investing activities		499,096	(162,231)

Net cash used in investing activities		(6,818,139)	(20,404,949)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of bonds		20,188,000	10,980,000
Proceeds from loans		46,771,649	37,703,307
Repayments of bonds and loans		(73,968,314)	(49,235,640)
Interest paid		(3,829,046)	(4,657,338)
Other cash flow arising from financing activities		(521,323)	(675,479)

Net cash used in financing activities		(11,359,034)	(5,885,150)

Effect of exchange rate fluctuations on cash held		92,249	(4,395)

Net increase/(decrease) in cash and cash equivalents		1,380,735	(2,246,246)

Cash and cash equivalents as at beginning of the period		7,478,250	12,238,367

Cash and cash equivalents as at end of the period	22	8,858,985	9,992,121

The notes on pages 40 to 73 are an integral part of this unaudited condensed consolidated interim financial information.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
FOR THE SIX MONTHS ENDED 30 JUNE 2016
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the “Company” or “HPI”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC and in the Republic of Singapore (“Singapore”). The Company conducts its business in Singapore through SinoSing Power Pte. Ltd. (“SinoSing Power”) and its subsidiaries.

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. HIPDC does not produce financial statements available for public use.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2016 have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. This unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”). This unaudited condensed consolidated interim financial information was approved for issue on 2 August 2016.

As at and for the six months ended 30 June 2016, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2016, the Company and its subsidiaries have net current liabilities of approximately Renminbi Yuan (“RMB”) 84.62 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB217.1 billion as at 30 June 2016, the Company and its subsidiaries are expected to refinance certain of its short term loans and bonds and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, the unaudited condensed consolidated interim financial information are prepared on a going concern basis.

3.	PRINCIPAL ACCOUNTING POLICIES

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2015 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new standards or amendments to existing standards that are first effective for the current accounting period:

•	IFRS 14, ‘Regulatory deferral accounts’

•	Amendments to IFRS 11, ‘Accounting for acquisitions of interests in joint operations’

•	Amendments to IAS 16 and IAS 38, ‘Clarification of acceptable methods of depreciation and amortization’

•	Amendments to IAS 27, ‘Equity method in separate financial statements’

•	Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’

•	Amendments to IAS 1, ‘Disclosure initiative’

•	Annual improvements to IFRSs 2012-2014 Cycle

None of these developments have had a material effect on how the Company and its subsidiaries’ results and financial position for the current or prior periods have been prepared or presented. The Company and its subsidiaries has not applied any new standard or interpretation that is not yet effective for current accounting period.

4.	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the period are as follows:

	For the six months ended 30 June
	2016	2015
Sales of power and heat	52,484,142	64,820,940
Port service	98,880	78,202
Transportation service	46,219	51,798
Others	295,130	354,532

Total	52,924,371	65,305,472

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets and operating results of the centrally managed and resource allocation functions of headquarters (“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of statement of financial position.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing the unaudited condensed consolidated interim financial information.

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

For the six months ended 30 June 2016
Total revenue	48,745,311	4,015,851	256,339	53,017,501
Inter-segment revenue	–	–	(93,130)	(93,130)

Revenue from external customers	48,745,311	4,015,851	163,209	52,924,371

Segment results	10,775,215	(255,736)	(154,440)	10,365,039

Interest income	36,199	35,330	241	71,770
Interest expense	(3,001,610)	(246,223)	(65,495)	(3,313,328)
Impairment loss	(147,873)	550	(202)	(147,525)
Depreciation and amortization	(6,874,845)	(391,045)	(100,377)	(7,366,267)
Net loss on disposal of non-current assets	(42,359)	(4)	–	(42,363)
Share of profits less losses of associates and joint ventures	570,966	–	(73,012)	497,954
Income tax expense	(2,522,822)	42,529	4,354	(2,475,939)

For the six months ended 30 June 2015
Total revenue	59,988,445	5,175,814	263,931	65,428,190
Inter-segment revenue	–	–	(122,718)	(122,718)

Revenue from external customers	59,988,445	5,175,814	141,213	65,305,472

Segment results	14,851,907	(81,773)	(343,413)	14,426,721

Interest income	50,189	33,259	230	83,678
Interest expense	(3,697,577)	(222,529)	(88,578)	(4,008,684)
Impairment loss	29	922	(178,131)	(177,180)
Depreciation and amortization	(6,524,459)	(389,707)	(97,947)	(7,012,113)
Net (loss)/gain on disposal of non-current assets	(74,480)	6,132	(1)	(68,349)
Share of profits less losses of associates and joint ventures	715,541	–	(68,320)	647,221
Income tax expense	(3,632,231)	12,721	7,719	(3,611,791)

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

30 June 2016
Segment assets	250,912,723	28,748,286	10,699,693	290,360,702

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	6,227,260	59,367	150,107	6,436,734
Investments in associates	13,204,873	–	2,825,272	16,030,145
Investments in joint ventures	1,754,558	–	702,596	2,457,154
Segment liabilities	(174,707,917)	(14,869,316)	(4,883,528)	(194,460,761)

31 December 2015
Segment assets	253,376,399	27,487,701	10,703,373	291,567,473

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	22,421,000	160,282	642,949	23,224,231
Investments in associates	13,026,027	–	2,806,231	15,832,258
Investments in joint ventures	1,569,614	–	785,004	2,354,618
Segment liabilities	(176,406,566)	(14,876,229)	(5,097,402)	(196,380,197)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June
	2016	2015

Segment results (PRC GAAP)	10,365,039	14,426,721
Reconciling items:
(Loss)/income related to the headquarters	(296,338)	164,702
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	59,284	105,008
Dividend income of available-for-sale financial assets	103,024	97,645
Impact of other IFRS adjustments*	(221,731)	(274,989)

Profit before income tax expense per unaudited condensed consolidated interim statement of comprehensive income	10,009,278	14,519,087

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Reportable segments’ assets are reconciled to total assets as follows:

	As at 30	As at 31
	June 2016	December 2015

Total segment assets (PRC GAAP)	290,360,702	291,567,473
Reconciling items:
Investment in Huaneng Finance	1,372,400	1,329,753
Deferred income tax assets	1,280,465	1,305,548
Prepaid income tax	52,757	2,393
Available-for-sale financial assets	4,852,274	5,127,863
Corporate assets	368,608	396,693
Impact of other IFRS adjustments*	8,819,798	9,136,631

Total assets per unaudited condensed consolidated interim statement of financial position	307,107,004	308,866,354

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 30	As at 31
	June 2016	December 2015

Total segment liabilities (PRC GAAP)	(194,460,761)	(196,380,197)
Reconciling items:
Current income tax liabilities	(577,638)	(1,054,246)
Deferred income tax liabilities	(1,538,083)	(1,417,972)
Corporate liabilities	(4,869,051)	(4,937,450)
Impact of other IFRS adjustments*	(3,234,641)	(3,382,800)

Total liabilities per unaudited condensed consolidated interim statement of financial position	(204,680,174)	(207,172,665)

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Other material items:

	Investment income from Reportable Segment total	Headquarters	Huaneng Finance	Impact of other IFRS adjustments*	Total

For the six months ended 30 June 2016
Interest expense	(3,313,328)	(66,175)	–	–	(3,379,503)
Depreciation and amortization	(7,366,267)	(25,794)	–	(191,546)	(7,583,607)
Impairment loss	(147,525)	–	–	–	(147,525)
Share of profits less losses of associates and joint ventures	497,954	–	59,284	880	558,118
Net loss on disposal of non-current assets	(42,363)	(9)	–	407	(41,965)
Income tax expense	(2,475,939)	–	–	61,935	(2,414,004)

For the six months ended 30 June 2015
Interest expense	(4,008,684)	(79,085)	–	–	(4,087,769)
Depreciation and amortization	(7,012,113)	(31,085)	–	(199,989)	(7,243,187)
Impairment loss	(177,180)	–	–	–	(177,180)
Share of profits less losses of associates and joint ventures	647,221	–	105,008	(16,045)	736,184
Net loss on disposal of non-current assets	(68,349)	(6)	–	207	(68,148)
Income tax expense	(3,611,791)	–	–	64,435	(3,547,356)

*
Other GAAP adjustments above primarily represented the classification adjustments and other adjustments. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

4.	REVENUE AND SEGMENT INFORMATION (Cont’d)

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the six months ended 30 June
	2016	2015

PRC	48,908,520	60,129,658
Singapore	4,015,851	5,175,814

Total	52,924,371	65,305,472

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 30	As at 31
	June 2016	December 2015

PRC	245,210,324	245,620,977
Singapore	24,195,048	22,874,396

Total	269,405,372	268,495,373

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amounts equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June
	2016		2015
	Amount	Proportion	Amount	Proportion

State Grid Jiangsu Electric Power Company	6,137,184	12%	7,439,753	11%
State Grid Shandong Electric Power Company	5,960,882	11%	7,069,237	11%

5.	PROPERTY, PLANT AND EQUIPMENT

	As at 30	As at 31
	June 2016	December 2015

Beginning of the period/year	219,673,070	188,379,057
Business combination	–	26,461,998
Additions	6,098,279	21,850,150
Disposals	(46,309)	(795,428)
Transfer from a subsidiary to a joint venture	–	(619,848)
Depreciation charge	(7,434,315)	(14,441,452)
Impairment charge	(96,027)	(1,047,641)
Currency translation differences	633,598	(113,766)

End of the period/year	218,828,296	219,673,070

During the six months ended 30 June 2016, impairment losses for certain property, plant and equipment and land use right of approximately RMB96 million and RMB52 million have been recognized for a hydro power plant. Discount rate of 8.12% was adopted in the value in use model.

6.	FINANCIAL INSTRUMENTS

(i)	Fair value measurements

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

6.	FINANCIAL INSTRUMENTS (Cont’d)

(i)	Fair value measurements (Cont’d)

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at 30 June 2016 and 31 December 2015:

As at 30 June 2016:

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives	–	3,649	–	3,649

Derivatives used for hedging	–	165,353	–	165,353
Available-for-sale financial assets
– Equity securities	3,216,921	–	–	3,216,921

Total assets	3,216,921	169,002	–	3,385,923

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives	–	3,375	–	3,375

Derivatives used for hedging	–	771,314	–	771,314

Total liabilities	–	774,689	–	774,689

6.	FINANCIAL INSTRUMENTS (Cont’d)

(i)	Fair value measurements (Cont’d)

As at 31 December 2015:

	The Company and its subsidiaries
	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives	–	40,843	–	40,843

Derivatives used for hedging	–	143,669	–	143,669
Available-for-sale financial assets
– Equity securities	3,492,510	–	–	3,492,510

Total assets	3,492,510	184,512	–	3,677,022

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives	–	23,391	–	23,391

Derivatives used for hedging	–	1,281,550	–	1,281,550

Total liabilities	–	1,304,941	–	1,304,941

The fair value of financial instruments traded in active markets is based on quoted market prices on the date of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. Instrument included in level 1 represents an equity investment classified as available for sale.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

6.	FINANCIAL INSTRUMENTS (Cont’d)

(i)	Fair value measurements (Cont’d)

Specific valuation techniques used to value financial instruments include:

•	The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swaps.

There were no significant transfers of financial assets between level 1 and level 2 fair value hierarchy classifications during the six months ended 30 June 2016.

(ii)	Fair value disclosures

The carrying value less provision for doubtful accounts of accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short-term loans approximated their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB74.03 billion and RMB20.82 billion as at 30 June 2016 (31 December 2015: RMB78.31 billion and RMB23.15 billion), respectively. The aggregate book value of these liabilities was approximately RMB 74.18 billion and RMB20.47 billion as at 30 June 2016 (31 December 2015: RMB78.38 billion and RMB22.74 billion), respectively.

7.	GOODWILL

The movements in the carrying amount of goodwill are as follows:

	As at 30	As at 31
	June 2016	December 2015

Beginning of the period/year
Cost	14,919,930	13,865,890
Accumulated impairment losses	(3,242,748)	(2,140,335)

Net book value	11,677,182	11,725,555

Movement
Business combination	–	1,169,966
Impairment charge for the period/year	–	(1,105,649)
Currency translation differences	727,620	(112,690)

End of the period/year	12,404,802	11,677,182

Cost	15,668,441	14,919,930
Accumulated impairment losses	(3,263,639)	(3,242,748)

Net book value	12,404,802	11,677,182

8.	OTHER NON-CURRENT ASSETS

Details of other non-current assets are as follows:

	As at 30	As at 31
	June 2016	December 2015

Intangible assets	425,222	451,176
Deferred employee housing subsidies	3,437	3,907
Prepayments for switch house and metering station	9,521	9,257
Prepaid connection fees	113,729	111,513
Prepaid territorial waters use right	754,818	763,905
Finance lease receivables	584,632	552,401
VAT recoverable	1,983,156	1,618,894
Others	744,126	867,944

Total	4,618,641	4,378,997

9.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	As at 30	As at 31
	June 2016	December 2015

Prepayments for inventories	207,524	143,446
Prepayments for pre-construction cost	869,984	735,975
Prepayments for capacity quota	303,399	303,399
Prepaid income tax	52,757	2,393
Others	137,324	102,854

Total prepayments	1,570,988	1,288,067

Staff advances	22,498	15,692
Dividends receivable	133,024	305,000
Financial lease receivables	21,293	19,419
Interest receivables	131	175
Others	800,042	728,781

Subtotal other receivables	976,988	1,069,067

Less: provision for doubtful accounts	27,934	27,957

Total other receivables, net	949,054	1,041,110

VAT recoverable	1,064,465	1,678,812
Designated loan to a joint venture	80,000	80,000

Gross total	3,692,441	4,115,946

Net total	3,664,507	4,087,989

10.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As at 30	As at 31
	June 2016	December 2015

Accounts receivable	11,025,547	14,401,665
Notes receivable	2,031,938	1,977,790

	13,057,485	16,379,455
Less: provision for doubtful accounts	1,691	2,054

Total	13,055,794	16,377,401

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranged from 5 to 60 days from the dates of billings. Certain accounts receivable of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

(a)	Aging analysis of accounts receivable and notes receivable was as follows:

	As at 30	As at 31
	June 2016	December 2015

Within 1 year	12,566,255	16,129,748
Between 1 to 2 years	361,592	225,253
Between 2 to 3 years	106,491	1,915
Over 3 years	23,147	22,539

Total	13,057,485	16,379,455

As at 30 June 2016, the maturity period of the notes receivable ranged from 1 month to 12 months (31 December 2015: from 1 month to 12 months).

10.	ACCOUNTS RECEIVABLE (Cont’d)

(b)	Aging analysis of accounts receivable and notes receivable that are neither individually nor collectively considered to be impaired are as follows:

	As at 30	As at 31
	June 2016	December 2015

Neither past due nor impaired	12,625,327	15,948,981

Less than 1 year past due	377,780	338,545
Between 1 to 2 years past due	36,414	88,565
Between 2 to 3 years past due	15,561	1,151
Over 3 years past due	712	159

Total	13,055,794	16,377,401

Receivables that were past due but not impaired relate to a number of independent customers that have long term business relationship with the Company and its subsidiaries. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

11.	DIVIDENDS

On 23 June 2016, upon the approval from the annual general meeting of the shareholders, the Company declared 2015 final dividend of RMB0.47 (2014 final: RMB0.38) per ordinary share, totaling approximately RMB7,144 million (2014 final: RMB5,480 million). The Company did not make any dividend payments during the six months ended 30 June 2016 (nil during the six months ended 30 June 2015).

12.	LONG-TERM LOANS

Long-term loans comprised the following:

	As at 30	As at 31
	June 2016	December 2015

Loans from Huaneng Group and its subsidiaries (a)	3,941,175	2,696,225
Bank loans and other loans (b)	70,242,308	75,683,003

	74,183,483	78,379,228

Less: Current portion of long-term loans	6,479,468	12,351,205

Total	67,704,015	66,028,023

12.	LONG-TERM LOANS (Cont’d)

(a)	Loans from Huaneng Group and its subsidiaries

Details of loans from Huaneng Group and its subsidiaries are as follows:

	As at 30 June 2016

	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate

Loans from Huaneng Group
Unsecured	665,015	24,530	640,485	4.28%

Loans from HIPDC
Unsecured	210	210	–	4.28%

Loans from Huaneng Finance
Unsecured	331,000	72,000	259,000	4.41%-4.66%

Loans from Huaneng Tiancheng Financial Leasing Co., Ltd. (“Huaneng Tiancheng”) (Note)
Secured	2,944,950	154,737	2,790,213	4.42%

Total	3,941,175	251,477	3,689,698

12.	LONG-TERM LOANS (Cont’d)

(a)	Loans from Huaneng Group and its subsidiaries (Cont’d)

	As at 31 December 2015

	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate

Loans from Huaneng Group
Unsecured	665,015	665,015	–	4.28%-5.54%

Loans from HIPDC
Unsecured	1,700,210	1,700,210	–	4.28%-5.30%

Loans from Huaneng Finance
Unsecured	331,000	72,000	259,000	4.41%-5.84%

Total	2,696,225	2,437,225	259,000

Note:
During the six months ended 30 June 2016, certain subsidiaries of the Company enforced the sales and leaseback agreements with Huanen Tiancheng. According to the agreements, subsidiaries have an option to buy back the equipment at a nominal price (RMB1) when the lease term expires in 2021. The substance of the transaction was to obtain financing secured by relevant assets within the leasing period. As at 30 June 2016, the power generation equipment mentioned above has a total carrying amount of RMB3.078 billion while the long-term borrowings from Huaneng Tiancheng is RMB2.945 billion.

12.	LONG-TERM LOANS (Cont’d)

(b)	Bank loans and other loans

Details of bank loans and other loans are as follows:

	As at 30 June 2016
	RMB equivalent	Less: Current portion	Non-current portion	Annua interest rate

Secured	9,497,810	944,120	8,553,690	4.41%-4.90%
Unsecured	60,744,498	5,283,871	55,460,627	0.75%-5.65%

Total	70,242,308	6,227,991	64,014,317

	As at 31 December 2015
	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate

Secured	9,642,630	1,128,620	8,514,010	4.41%-6.15%
Unsecured	66,040,373	8,785,360	57,255,013	0.75%-6.55%

Total	75,683,003	9,913,980	65,769,023

As at 30 June 2016, a long-term loan of RMB17 million (31 December 2015: RMB18 million) is secured by territorial waters use right with net book value amounting to RMB77.40 million (31 December 2015: RMB78.38 million).

As at 30 June 2016, a long-term loan of RMB67 million (31 December 2015: RMB67 million) is secured by certain property, plant and equipment with net book value amounting to RMB127 million (31 December 2015: RMB150 million).

As at 30 June 2016, long-term loans of approximately RMB9,414 million (31 December 2015: RMB9,558 million) were secured by future electricity revenue.

13.	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57 million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured in December 2012 and the Company repaid the principal of RMB1 billion. The bond with original maturity of 7 years had matured in December 2014 and the Company repaid the principal of RMB1.7 billion. As at 30 June 2016, interest payables for the unmatured bonds amounted to approximately RMB100.54 million (31 December 2015: RMB3.72 million).

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 30 June 2016, interest payable for these bonds amounted to approximately RMB30.20 million (31 December 2015: RMB134.69 million).

In November 2011 and January 2012, the Company issued non-public debt financing instrument with maturity of 5 years and 3 years with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 5.74% and 5.24%, respectively. The actual proceeds received by the Company were approximately RMB4.985 billion and RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.04% and 5.54%, respectively. Interest paid per annum during the tenure of the bonds is RMB287 million and RMB262 million. The bond with original maturity of 3 years had matured in January 2015 and the Company repaid the principal of RMB5 billion. As at 30 June 2016, interest payable for the unmatured bond amounted to approximately RMB188.20 million (31 December 2015: RMB45.48 million).

The Company issued overseas listed bonds with maturity of 3 years in February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. The proceeds received by the Company were approximately RMB1.495 billion. These bonds are denominated in RMB and issued at par. Interest is payable semiannually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 3.96%. Interest paid per annum during the tenure of the bonds is RMB58 million. The bond had matured in February 2016 and the Company repaid the principal of RMB1.5 billion.

The Company issued non-public debt financing instrument with maturity of 3 years in June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The proceeds received by the Company were approximately RMB4.985 billion. The bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 5.12%. Interest paid per annum during the tenure of the bonds is RMB241 million. The bond had matured in June 2016 and the Company repaid the principal of RMB5 billion.

13.	LONG-TERM BONDS (Cont’d)

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 30 June 2016, interest payable for the bonds amounted to approximately RMB204.47 million (31 December 2015: RMB99.05 million).

The Company issued bonds with maturity of 5 years and 10 years in June 2016 with face values of RMB3 billion and RMB1.2 billion bearing annual interest rates of 3.48% and 3.98%, respectively. The total actual proceeds received by the Company were approximately RMB4.2 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 3.48% and 3.98%, respectively. Interest paid per annum during the tenure of the bonds is RMB104.40 million and RMB47.76 million, respectively. As at 30 June 2016, interest payable for the bonds amounted to approximately RMB5.15 million and RMB2.36 million, respectively.

Please refer to Note 23(d) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

14.	OTHER NON-CURRENT LIABILITIES

	As at 30	As at 31
	June 2016	December 2015

Finance lease payables	1,235,785	1,422,572
Government Grant
– Environmental subsidies (a)	1,041,326	1,093,483
– Other government grant	171,683	164,394
Others	944,198	981,312

Subtotal	3,392,992	3,661,761

Current portion of finance lease payables	(680,174)	(519,306)
Current portion of other non-current liabilities	–	(20,000)

Subtotal	(680,174)	(539,306)

Total	2,712,818	3,122,455

(a)	These primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

15.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 30	As at 31
	June 2016	December 2015

Accounts and notes payable	8,734,732	9,403,088
Provisions	7,586	15,001
Other payables and accrued liabilities	14,770,114	16,767,675

Total	23,512,432	26,185,764

Aging analysis of accounts and notes payable was as follows:

	As at 30	As at 31
	June 2016	December 2015

Within 1 year	8,510,066	9,280,736
Between 1 to 2 years	164,148	78,682
Over 2 years	60,518	43,670

Total	8,734,732	9,403,088

16.	SHORT-TERM BONDS

The Company issued unsecured short-term bonds with a face values of RMB5 billion and RMB3 billion bearing annual interest rate of 4.44% and 3.17% in April 2015 and August 2015. Such bond is denominated in RMB, issued at par and mature in 366 days. The annual effective interest rates of these bonds is 4.86% and 3.58%. The bond with the annual interest rate of 4.44% had matured and were fully repaid in April 2016. As at 30 June 2016, interest payables for the outstanding bonds amounted to approximately RMB82.11 million.

The Company issued unsecured super short-term bonds with face values of RMB2 billion, RMB2 billion, RMB2 billion and RMB5 billion bearing annual interest rates of 3.11%, 3.10% , 3.38% and 3.05%, in June 2015, June 2015, June 2015 and July 2015, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days from the issuance dates. The annual effective interest rates of these bonds are 3.42%, 3.41%, 3.69% and 3.36%. These bonds were fully repaid in March 2016, March 2016, March 2016 and April 2016 respectively.

The Company issued unsecured super short-term bonds with face values of RMB2 billion, RMB2 billion, RMB2 billion, RMB4 billion, RMB3 billion and RMB3 billion bearing annual interest rates of 2.59%, 2.48%, 2.48%, 2.42%, 2.62% and 2.73%, in March 2016, March 2016, March 2016, April 2016, April 2016 and May 2016, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days from the issuance dates. The annual effective interest rates of these bonds are 2.90%, 2.79%, 2.79%, 2.73%, 2.93% and 3.04%. As at 30 June 2016, interest payables for the outstanding bonds amounted to approximately RMB17.12 million, RMB15.43 million, RMB13.32 million, RMB21.48 million, RMB15.07 million and RMB7.85 million, respectively.

17.	SHORT-TERM LOANS

Short-term loans are as follows:

	As at 30 June 2016		As at 31 December 2015

	RMB	Annual	RMB	Annual
	equivalent	interest rate	equivalent	interest rate

Secured	–	–	307,149	3.19%-4.30%
Unsecured	50,390,772	3.83%-4.37%	49,576,340	3.83%-5.60%

Total	50,390,772		49,883,489

As at 31 December 2015, short-term loans of RMB307 million represented the notes receivable that were discounted with recourse. All these notes receivable had matured during the report period.

As at 30 June 2016, short-term loans from Huaneng Finance amounted to RMB2,346 million (31 December 2015: RMB2,376 million), with the annual interest rates from 3.92% to 4.37% (31 December 2015: 3.92% to 5.32%).

18.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 30 June 2016, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB84,621 million (31 December 2015: RMB90,271 million) and total assets less current liabilities were approximately RMB191,385 million (31 December 2015: RMB185,030 million).

19.	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging/(crediting) the following:

	For the six months ended 30 June
	2016	2015

Total interest expense on borrowings	3,667,480	4,522,881
Less: amounts capitalized in property, plant and equipment	287,977	435,112

Interest expense charged in unaudited condensed consolidated interim statement of comprehensive income	3,379,503	4,087,769
Operating lease charge	263,778	216,934
Depreciation of property, plant and equipment	7,419,917	7,085,140
Net loss on disposal of non-current assets	41,965	68,148
Impairment loss of property, plant and equipment	96,027	–
Impairment loss of investment in an associate	–	178,131
Impairment loss of land use right	51,980	–
Reversal of provision of doubtful accounts	(212)	(2,503)
(Reversal)/recognition of provision for inventory obsolescence	(270)	1,552
Government grants	(122,263)	(500,376)

Other operating expenses consist of impairment loss of property, plant and equipment, land use right and investment in an associate, environmental protection expenses, substituted power arrangement expenses, insurance, government grants and other miscellaneous expenses.

20.	INCOME TAX EXPENSE

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the six months ended 30 June 2016 (for the six months ended 30 June 2015: nil).

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC subsidiaries that are taxed at preferential tax rates ranging from 0% to 15%.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

For the six months ended 30 June 2016, the income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2015: 17%).

21.	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the six months ended 30 June
	2016	2015

Consolidated net profit attributable to equity holders of the Company	6,176,840	8,950,784
Weighted average number of the Company’s outstanding ordinary shares (’000)	15,200,383	14,420,383
Basic earnings per share (RMB)	0.41	0.62

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2016 and 2015.

22.	BANK BALANCES AND CASH

Bank balances and cash comprised the following:

	As at 30	As at 31
	June 2016	December 2015

Restricted cash	58,883	59,563
Cash and cash equivalents	8,858,985	7,478,250

Total	8,917,868	7,537,813

23.	RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group*
Huaneng Property Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Xi’an Thermal Power Research Institute Co., Ltd and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd.	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd.	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
North United Power Co., Ltd. and its subsidiaries	A subsidiary of Huaneng Group
China Huaneng Group Clean Energy Technology Research Institute Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Renewables Corporation Limited	A subsidiary of Huaneng Group
Huaneng Shandong Power Limited Company and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Carbon Assets Management Company Limited	A subsidiary of Huaneng Group
Huaneng Huajialing Wind Power Co., Ltd.	A subsidiary of Huaneng Group
China Huaneng Group Hong Kong Limited	A subsidiary of Huaneng Group
Huaneng Lancangjiang Hydropower Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Beijing Changping Huaneng Training Center	A subsidiary of Huaneng Group
Huaneng Hainan Industrial Co., Ltd.	A subsidiary of Huaneng Group
Shandong Rizhao Power Company Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Tiancheng	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Xiapu Nuclear Power Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
China Huaneng Group Fuel Co., Ltd. and its subsidiaries	An associate of the Company and also a subsidiary of Huaneng Group
Hainan Nuclear Power Co., Ltd.	An associate of the Company
Huaneng (Tianjing) Coal Gasification Power Generation Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Chongqing Huaneng Lime Company Limited	An associate of the Company
Shanghai Time Shipping Limited Company	A joint venture of the Company
Jiangsu Nantong Power Generation Co., Ltd.	A joint venture of the Company
Huaneng Yingkou Port Limited Liability Company	A joint venture of the Company
Subsidiaries of Jiangsu Province Guoxin Asset Management Group Limited Company (“Jiangsu Guoxin”)**	Other related party
Other government-related enterprises***	Related parties of the Company

23.	RELATED PARTY TRANSACTIONS (Cont’d)

*	Transactions with subsidiaries of Huaneng Group which also are associates of the Company are presented as transactions with subsidiaries of Huaneng Group for note 23(a), 23(b) and 23(c).

**
Before 10 March 2015, the former director of the Company, Mr. Xu Zujian also serves as the Vice President of Jiangsu Guoxin. On 10 March 2015, Mr. Xu Zujian resigned from the position of the non-executive director. Meanwhile, Jiangsu Guoxin holds 30%, 30%, 26.36%, 30% and 21% equity interest of Huaneng Nanjing Combined Cycle Co-generation Co., Ltd., Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Huaneng Nanjing Jinling Power Co., Ltd. and Jinling CCGT, respectively.

***
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, ‘Related Party Disclosures’, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Company and its subsidiaries (“other government-related enterprises”).

The majority of the business activities of the Company and its subsidiaries are conducted with other government-related enterprises. For the purpose of the related party transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government-related enterprises. However, many government-related enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in this unaudited condensed consolidated interim financial information, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the period.

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(a)	Procurement of goods and receiving services

	For the six months ended 30 June
	2016	2015

Huaneng Group
Technical services and engineering contracting services	–	29

Subsidiaries of Huaneng Group
Purchase of coal and transportation services	6,818,938	8,437,594
Purchase of equipment	154,142	112,502
Purchase of materials	5,932	9,355
Technical services and engineering contracting services	224,917	133,976
Purchase of power generation quota	27,205	–
Premiums for property insurance	145,370	124,974
Purchase of electricity	3,587	3,541

Joint ventures of the Company
Purchase of coal and transportation services	862,451	870,056

Associates of the Company
Purchase of lime	25,107	29,412

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Sales of goods and providing services

	For the six months ended 30 June
	2016	2015

Subsidiaries of Huaneng Group
Sales of power generation quota	29,824	76,725
Sales of capacity quota	–	20,000
Transportation service provided	6,441	5,386
Sales of electricity	1,158	1,111
Handling service provided	333	1,386
Sales of materials	425	–

Joint ventures of the Company
Labor service provided	2,612	57,170
Sales of capacity quota	–	7,650
Sale of steam	5,421	29,097
Maintenance service provided	1,140	–

Other related party
Provision of entrusted power generation	9,406	–

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(c)	Other related party transactions

(i)	Rental charge on leasehold

	For the six months ended 30 June
	2016	2015

HIPDC	77,342	78,104
Subsidiaries of Huaneng Group	65,476	65,183

(ii)	Rental income from leasehold

	For the six months ended 30 June
	2016	2015

Subsidiaries of Huaneng Group	2,024	842
A joint venture of the Company	541	–

(iii)	Drawdown of loans

	For the six months ended 30 June
	2016	2015

A subsidiary of Huaneng Group	1,410,000	1,490,000

(iv)	Interest expense

	For the six months ended 30 June
	2016	2015

Huaneng Group	14,376	17,336
HIPDC	13,131	9,057
Subsidiaries of Huaneng Group	93,364	88,238

(v)	Interest income on loans

	For the six months ended 30 June
	2016	2015

A joint venture of the Company	1,810	220

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(c)	Other related party transactions (Cont’d)

(vi)	Capital injection from a subsidiary of Huaneng Group

	For the six months ended 30 June
	2016	2015

A subsidiary of Huaneng Group	–	266,140

(vii)	Capital injection to subsidiaries of Huaneng Group

	For the six months ended 30 June
	2016	2015

A subsidiary of Huaneng Group	67,500	567,000
An associate of the Company	56,295	–

(viii)	Pre-construction cost paid by

	For the six months ended 30 June
	2016	2015

A subsidiary of Huaneng Group	11,564	35,328

(ix)	Finance lease received from

	For the six months ended 30 June
	2016	2015

A subsidiary of Huaneng Group	2,960,000	100,000

(x)	Entrusted management fee

	For the six months ended 30 June
	2016	2015

Huaneng Group	12,475	12,475

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(c)	Other related party transactions (Cont’d)

(xi)	Trusteeship management income

	For the six months ended 30 June
	2016	2015

Huaneng Group	850	850

(d)	Guarantees

		As at 30	As at 31
		June 2016	December 2015

(i)	Loans guaranteed by
	– Huaneng Group	645,104	713,994
	– HIPDC	2,160,000	2,228,000

(ii)	Long-term bonds guaranteed by
	– HIPDC	4,000,000	4,000,000
	– Government-related banks	3,300,000	3,300,000

23.	RELATED PARTY TRANSACTIONS (Cont’d)

(d)	Guarantees (Cont’d)

Transactions with other government-related enterprises

For the six months ended 30 June 2016 and 2015, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 4 for details of sales information to major power grid companies. The Company and its domestic subsidiaries maintained most of its bank deposits in government-related financial institutions while lenders of most of the Company and its domestic subsidiaries’ loans are also government-related financial institutions.

For the six months ended 30 June 2016 and 2015, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(e)	Pre-tax benefits and social insurance of key management personnel

	For the six months ended 30 June
	2016	2015

Salaries	4,456	4,133
Pension	772	675

Total	5,228	4,808

24.	CAPITAL AND OTHER COMMITMENTS

(a)	Capital commitments

	As at 30	As at 31
	June 2016	December 2015

Contracted but not provided for	18,800,002	20,388,412

24.	CAPITAL AND OTHER COMMITMENTS (Cont’d)

(b)	Other material long-term commitments

The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

		As at 30 June 2016		As at 31 December 2015
	Periods	Purchase quantities	Estimated unit costs	Purchase quantities	Estimated unit costs
			(RMB)		(RMB)

A government- related enterprise	2016-2039	2.8 million m3/day *	2.04/m3	2.8 million m3/day*	2.13/m3

A government- related enterprise	2016-2023	541 million m3/year*	1.91/m3	541 million m3/year*	1.91/m3

	2016-2023	450 million m3/year*	1.91/m3	450 million m3/year*	1.91/m3

Other suppliers	2016	244.5 BBtu**/day	approximately 45,000/BBtu	244.5 BBtu**/day	approximately 40,000/BBtu
	2017-2022	248 BBtu/day	approximately 45,000/BBtu	248 BBtu/day	approximately 40,000/BBtu
	2023	247.5 BBtu/day	approximately 45,000/BBtu	247.5 BBtu/day	approximately 40,000/BBtu
	2024-2028	49.9 BBtu/day	approximately 55,000/BBtu	49.9 BBtu/day	approximately 55,000/BBtu

*	The quantities represent maximum volume, others represent minimum or forecasted volume if not specified.

**	BBtu: Billion British Thermal Unit

25.	PENDING ARBITRATION

In April 2015, a subsidiary’s construction contractor filed for an arbitration, demanding a compensation of RMB83.46 million, inclusive of interests from the subsidiary. As the arbitration is ongoing, the amount of settlement cannot be estimated reliably. No provision has been recognized as at 30 June 2016.

26.	SUBSEQUENT EVENT

The Company issued the 2016 7th super short-term bonds with a face value of RMB4 billion bearing annual interest rate of 2.50% in July 2016, such bonds are denominated in RMB and mature in 270 days.

Financial Statements Reconciliation between PRC GAAP and IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the consolidated net profit and equity attributable to equity holders of the Company, are summarized as follows:

	Consolidated net profit attributable to equity holders of the Company For the six months ended 30 June		Total equity attributable to equity holders of the Company
			As at 30	As at 31
	2016	2015	June 2016	December 2015

Consolidated net profit/equity attributable to equity holders of the Company under PRC GAAP	6,292,313	9,058,576	79,565,541	79,408,970

Impact of IFRS adjustments:
Effect of reversal of the recorded the amounts received in advance of previous years (a)	23,511	97,261	–	(23,511)
Amortization of the difference in the recognition of housing benefits of previous years (b)	(470)	(470)	(138,993)	(138,523)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(13,508)	(13,508)	222,993	236,501
Differences in accounting treatment on business combinations under common control and depreciation and amortization of assets acquired in business combinations under common control (d)	(238,179)	(258,898)	5,283,649	5,521,828
Others	6,915	(99,374)	(222,704)	(220,738)
Applicable deferred income tax impact of the GAAP differences above (e)	61,936	64,435	440,210	378,274
Profit/Equity attributable to non-controlling interests on the adjustments above	44,322	102,762	(976,874)	(1,020,853)

Consolidated net profit/equity attributable to equity holders of the Company under IFRS	6,176,840	8,950,784	84,173,822	84,141,948

(A)	EFFECT OF RECORDING THE AMOUNTS RECEIVED IN ADVANCE OF PREVIOUS YEARS

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company received payments in advance in the previous years (calculated at 1% of the original cost of fixed assets) as the major repair and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized in profit or loss when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(B)	DIFFERENCE IN THE RECOGNITION OF HOUSING BENEFITS TO THE EMPLOYEES OF THE COMPANY AND ITS SUBSIDIARIES IN PREVIOUS YEARS

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”) , in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(C)	EFFECT OF DEPRECIATION ON THE CAPITALIZATION OF BORROWING COSTS IN PREVIOUS YEARS

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(D)	DIFFERENCES IN ACCOUNTING TREATMENT ON BUSINESS COMBINATIONS UNDER COMMON CONTROL

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(E)	DEFERRED INCOME TAX IMPACT ON GAAP DIFFERENCES

This represents related deferred income tax impact on the GAAP differences above where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     August 23, 2016